UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FB Riverside II GP, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> February 12, 2021

Physical address of issuer
151 Kalmus Drive, Unit A202, Costa Mesa, CA 92626

Website of issuer
www.fairbrook.com

Name of intermediary through which the offering will be conducted
Infrashares Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
006693709

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the offering a fee of three percent (3.0%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Name of qualified third party "Escrow Agent" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Common LLC/Membership Interests

Target number of securities to be offered
5

Price (or method for determining price)
$5,000.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:
☑ Pro-rata basis
☐ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
June 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 9, 2021

FORM C

Up to $250,000.00

FB Riverside II GP, LLC



Common LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FB Riverside II GP, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common LLC/Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25,000.00 per Investor (which may be waived by the Company, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Infrashares Inc. (the "Intermediary"). The Intermediary will be entitled to receive service fees and commissions related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$25,000.00	$750.00	$24,250.00
Aggregate Minimum Offering Amount	$25,000.00	$750.00	$24,250.00
Aggregate Maximum Offering Amount	$250,000.00	$7,500.00	$242,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.fairbrook.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and having assets that do not exceed $10,000,000, 4) the Company or another party repurchasing all the Securities sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) liquidating or dissolving the Company in accordance with state law.

The date of this Form C is June 9, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report in a website portal for our members (each, a "Member") no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Member website at: www.sdcventuresllc.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended;

(2) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the Securities sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

FB Riverside II GP, LLC (the "Company") is a Delaware Limited Liability Company, formed on February 12, 2021.

The Company is located at 151 Kalmus Drive, Unit A202, Costa Mesa, CA 92626.

The Company's website is www.fairbrook.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Westbrook Apartment Homes	4680 Mitchell Avenue, Riverside, CA 92505	Apartment building

The Offering

Minimum amount of Common LLC/Membership Interests being offered	5
Total Common LLC/Membership Interests outstanding after Offering (if minimum amount reached)	45
Maximum amount of Common LLC/Membership Interests	50
Total Common LLC/Membership Interests outstanding after Offering (if maximum amount reached)	90
Purchase price per Security	$5,000.00
Minimum investment amount per investor	$25,000.00
Offering deadline	June 30, 2021
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 12, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the

inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Matthew Walters, James Walters and Charles Schaffer in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Matthew Walters, James Walters or Charles Schaffer die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus disease (COVID-19) pandemic.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, maintenance and repair activities, supply chain and employee's ability to perform their duties. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the rental business and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Matthew Walters, James Walters and Charles Schaffer who are either Managers or Control Members. The Company has or intends to enter into agreements with the Manager and Control Members although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time.

The loss of Matthew Walters, James Walters and Charles Schaffer or any member of the board of directors or executive officer could harm the Company's business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate development, construction and rental services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Competition could limit our ability to operate our business profitably.
Our Westbrook Apartment Homes will compete with other similarly situated and better capitalized competitors to attract tenants. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our significant competition, we cannot assure you that the Company will be successful in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.
The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. Economic conditions and the real estate markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our property.
Although we intend to obtain insurance for our property, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is

uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged property, as well as the anticipated future cash flows from the property. In addition, if the damaged property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the property was irreparably damaged. In addition, our property may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of our property, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.

We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We are susceptible to weather and natural disasters.

Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing properties.

Uninsured losses may adversely affect our business.
We carry property and liability insurance policies with respect to the property. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we may elect to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to our property. This could have an adverse effect on our business and results of operations.

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs.
These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management our property, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims. The property at issue has been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs.

Increasing interest rates may adversely affect us.
An increase in interest rates could decrease the amount debt allowed on the Property, thereby reducing the available cash for distribution.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.
As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our property promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Climate change may adversely impact our business.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own and operate a building in a coastal location that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our property, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of our building, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The Securities represent an investment in a single type of property in a single geographic location, and is not a diversified investment.
This offering is to develop and operate a 56 Unit multifamily rental property. While we intend to generate revenue, we cannot assure you when or if we will be successful in doing so.

We did not obtain any audited income statements with respect to the Property. To date, we have not generated revenue and do not foresee generating any revenue until the completion of the construction and lease-up of the Property.
We are a development Company and our business model currently focuses on development, construction, leasing and operations of a multifamily rental property. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital as a result of, among other factors, our lack of a long track record, our limited number of properties under management, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy, return of capital and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of the distributions until free cash flow is available, any of which may materially harm our business and results of operations.

We depend on third party service providers, suppliers and licensors in the development of the property.
In certain instances, we rely on single or limited service providers and outsourcing vendors, contractors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party

providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our property, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants' use of the property.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations and Markets.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level, increases in wildfires and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

Risks Related to the Securities

The Common LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Common LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common LLC/Membership Interests. Because the Common LLC/Membership Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Common LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Common LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the

Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels and financial conditions.

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Requirement of Additional Capital Contributions

The Company has the right to require Purchasers to make additional capital contributions in the future. This means that in addition to the purchase price of the Securities, the Company may require additional funding in the future which it may demand from you. If you refuse or are unable to make such additional monetary contributions, you may be diluted as an owner of the Company or even removed as an owner of the Company according to the procedures set forth in the Company's organizational documents. Please see the section of this Form C entitled "The Offering and the Securities."

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material property, described below.

Description of the Property

The land for the Westbrook Apartment development project was acquired on January 6, 2020. The Company's Manager and developer of the Property, Fairbrook Communities, has secured zoning and entitlements and is currently in the final round of plan check for the building permits with the City of Riverside. The Manager expects to be finished with plan check and be ready to pull building permits in July, 2021.

Property Manager

The Company has engaged the following third party property manager to operate, maintain and manage the property:

Name of Property Manager	Brief description	Years in business	Management fee
Cannon Management, Inc.	One of the largest apartment management companies in the Inland Empire.	25	3.0%

Property Revenue

Westbrook Apartments will generate revenue by renting workforce housing to the local population.

Property Condition

New construction.

Westbrook is fully entitled for apartment development and expects to have building permits by the end of June 2021.

Competition

The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26M square feet of eCommerce related industrial and logistics space. Additionally, there is another 120M+ square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000-500,000 indirect jobs over the next 5 years. Relative to the current job base of 2M, this is a tremendous regional job increase of 25%-37.5%. During 2020, the Inland Empire's apartment market was the best performing major metro in the country with 6.5% year over year rent increase and 3.2% vacancy, representing an extremely under supplied market. The La Sierra neighborhood, where the Westbrook project is located, has outperformed the region with rental growth upwards of 8% over the past few years. This growth is attributable to the aging and antiquated supply of housing, lack of new housing supply, strong demand for newer units, and nearby job growth. Additionally, the City of Riverside is undergoing a large-scale beautification project within the La Sierra neighbor increasing the area's appeal to families. With these factors in mind, Westbrook is well situated to capture a significant portion of the area's demand as tenants flock to new construction and upgrade from older properties in the market.

Financing

Construction loan with a first deed of trust in the amount of $11,500,000.00. Limited partner equity in the amount of $3,000,000.00.

Tenants

The current occupancy rate of the property is 0.0%. The average dollar amount of monthly rent revenue for Westbrook Apartment Homes for the past year is $0.00.

Regulation

Westbrook Apartment Homes is subject to the following regulations:

Government agency	Type of approval	Application Date
City of Riverside	Development entitlements	July 1, 2019

State of California AB 1482 controls the increase of tenant rent to be no greater than 5% + increase in CPI for buildings older than 15 years.

No environmental mitigation was required.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Westbrook Apartment Homes and the percentage owned as of May 1, 2021:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SDC Ventures, LLC	20 Common LLC/ Membership Interests	50.0%
Fairbrook Communities, LLC	20 Common LLC/ Membership Interests	50.0%

Other Property Information

Business Plan

The Company will be utilizing JSM Construction, a California based general contractor, to construct a 56 unit 2-story walk-up multifamily project commonly known as Westbrook Apartment Homes. Located on a 2.5 +/- acre site in Riverside, California, Westbrook will consist of four (4) 2-story garden style residential buildings and a one-story clubhouse, gym, and leasing office. The development will have 103 surface and covered parking spaces for a 1.84 parking ratio, perimeter security fence with gated entrance, a pool, a children's play area, a dog wash and yard and waste station. The Company will pursue a $10,000,000 construction loan upon closing of the Offering and start of construction. The Project has been fully approved by the City of Riverside pursuant to an ordinance dated 02/15/2020 with all subsequent appeal periods having passed. Building permits will be ready alongside the start of construction, which is slated to commence July 2021. The Company is targeting a 14-month construction period. Upon delivery, the Company expects to utilize Cannon Property Management for property management. Cannon currently

manages over 20,000 apartment units in the Inland Empire and Southern California region, including a majority of properties that are less than 100 units per location. Leasing is expected to begin 12 months after the start of construction, which is approximately 2 months of preleasing. The Project is underwritten to stabilize at 94% occupancy approximately 3 months after delivery. The Company will secure a senior loan in an amount of approximately $13,500,000 upon stabilization approximately 3 months after delivery to take-out the construction debt and distribute partial capital returns to the Members. The Company is targeting a sale of the Project between 3 to 5 years at a 4.00% exit cap rate. The Sponsor and Developer believe the primary opportunity of the Project is to capture the demand for work force housing in the Inland Empire market. The market offers significant existing and growing job market in logistics, eCommerce, health and medical as well as many service jobs to support them. During 2020's COVID impacted market, the Riverside market has been completing 6 to 8 leases a week on average. We are confident the Company will meet pro forma expectations based on the resounding job growth and competitive rental activities in the Riverside sub-market.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Fairbrook Communities, LLC	Developer and Manager of multifamily real estate rental properties	4	$0.00

Litigation: No current or pending litigation.

Intellectual Property
The Company is dependent on the following intellectual property: Not applicable.

Other

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Land & Impact Fees	25.14%	$6,285	25.14%	$62,849
Hard Construction Costs	55.84%	$13,960	55.84%	$139,596
Soft Costs	11.11%	$2,777	11.11%	$27,765
Marketing & Leaseup	0.81%	$203	0.81%	$2,035
Project Carry	5.13%	$1,283	5.13%	$12,832
Project Working Capital Reserve	1.97%	$492	1.97%	$4,923
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Walters

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Control Member, 2/12/2021 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real estate developer and operator , Fairbrook Communities, LLC, Managing Member, September 2017 to Current

Education

Pepperdine University, Bachelors of Accounting
Chartered Financial Analyst

Name

James Walters

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Control Member, 2/12/2021 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real estate developer and operator, Fairbrook Communities, LLC, Managing Member, September 2017 to Current

Education

University of Southern California, Bachelor of Science with Academic Honors in Real Estate Development

Name

Charles Schaffer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Control Member, 2/12/2021 to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Solar and real estate developer, SDC Ventures, LLC, Manager, June 2019 to current and Sandview Development Corporation, President, June 2005 to current. Sandview Development Corporation, a California corporation, was formed for the purpose of developing both real estate and solar energy projects. In 2019 SDC Ventures was formed to handle the growing real estate side of the business and a doing business as was filed under the name SDC Energy for the continued solar project development under Sandview Development Corporation.

Education

International Correspondence School, Bachelors of Science Mechanical Engineering

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common LLC/Membership Interests
Amount outstanding	40
Voting Rights	Limited
Anti-Dilution Rights	Limited
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Limited
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding: Not applicable. Debt will be applied at the Property Company, not the Company.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $200,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is 50% owned and controlled by a managing entity. The managing entity is Fairbrook Communites, LLC and is owned and controlled by Matthew Walters and James Walters. The Company is 50% owned by SDC Ventures, LLC which is owned by Charles Schaffer.

Following the Offering, the Purchasers will own 11% of the Company if the Minimum Amount is raised and 56% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the development and construction of the Project. Upon completion of construction and delivery of the apartments and subsequent lease-up, the Company will begin generating revenue from operations.

The Company intends to achieve profitability upon the leasing of a minimum of 76% of the apartment homes.

Liquidity and Capital Resources

The Offering proceeds are essential to the construction and operation of the Project. We plan to use the proceeds as set forth above under the "Use of Proceeds" section and is an indispensable element of the Company's business objectives. The Offering proceeds will have a beneficial effect on our liquidity and closing of the construction for the Project.

The Company has the following sources of capital in addition to the proceeds from the Offering: $100,000 each from Fairbrook Communities and SDC Ventures, LLC. The Company plans to pursue a Construction loan in the amount of $11,500,000.00 and Limited Partner equity in the amount of $3,000,000.00 will be invested at the Property Company level.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The construction of the Westbrook Apartment Homes development as contemplated in the Offering Documents.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 50 Common LLC/Membership Interests for up to $250,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 30, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. The intermediary will notify investors when the target offering amount has been met. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancelation mechanism provided by the intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline or the Closing, whichever comes first, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Pursuant to Reg CF Rule 201(bb), financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $25,000.00.

The Offering is being made through Infrashares Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 45 Common LLC/Membership Interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Common LLC/Membership Interests." The Company's manager entity determines when and how distributions are made. Distributions are calculated by Pro-rata in proportion to their Member Interests. Distributions are apportioned to holders of Common LLC/Membership Interests by The Company intends to make quarterly distributions of cash to the Members when possible. The timing of such distributions shall be in the Manager's discretion and shall, among other things, be subject to the maintenance of adequate reserves.

Available Cash (which is net cash available from operations, and including Refinancing Proceeds and Sale Proceeds) will be distributed as follows:

• First, to the Members pari passu, until they have received the Preferred Return on their Net Remaining Capital Contributions;

• Second, to the Members pari passu, until they have received an amount equal to their Net Remaining Capital Contributions;

• Third, until the Members have realized an IRR of seventeen and one-half percent (17.5%), seventy-five percent (75%) to the Members, and twenty-five percent (25%) to the Profit Members, pari passu;

• Fourth, until the Members have realized an IRR of twenty-two and one-half percent (22.5%), fifty percent (50%) to the Members, and fifty percent (50%) to the Profit Members, pari passu; and

• Thereafter, ten percent (10%) to the Members, and ninety percent (90%) to the Profit Members, pari passu.

Notwithstanding the foregoing, in connection with the dissolution and winding up of the Company, before the above distributions are made, the Company will first pay all outstanding debts and may set aside funds for reserves, as determined by the Manager.

In addition, the Manager may make certain distributions that are determined by reference to the Member income taxes on taxable income that has been allocated to them.

The Common LLC/Membership Interests are entitled to a preferred return. The preferred return on the Common LLC/Membership Interests is equal to 15% of the capital contribution in the Company of the amount invested by a holder of Common LLC/Membership Interests and entitles such holder to receive 15% of the capital contribution in the Company of the amount invested prior to holders of other equity interests in the Company receiving any distributions.

The Company will not be required to make special minimum tax distributions to holders of Common LLC/Membership Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Common LLC/Membership Interests are required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Common LLC/Membership Interests will not be able to transfer their Common LLC/Membership Interests without the approval of the Company. All transfers of Common LLC/Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Common LLC/Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: Members shall have voting rights in proportion to their respective Percentage Interests.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Common LLC/Membership Interests.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can

be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C.   No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company

will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts ("IRAs"), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

      (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No;

      (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i) at the time of the filing of this offering statement bars the person from:

            (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

            (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

            (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock ? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7) Has any such person fil ed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FB Riverside II GP, LLC

/s/Charles Schaffer
June 9, 2021   Charles Schaffer, Control Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

FB Riverside II GP, LLC

/s/Charles Schaffer
June 9, 2021   Charles Schaffer, Control Member

EXHIBITS

Exhibit A   Financial Statements and Certification Letter
Exhibit B   Articles of Incorporation and Operating Agreement
Exhibit C   Subscription Agreement
Exhibit D   Offering Page
Exhibit E   Pro Forma Financial Projections
Exhibit F   Written Communications – Test the Waters Campaign

EXHIBIT A

Financial Statements and Certification Letter



I, Matthew A. Walters, acting in my capacity as Manager, certify that:

(1) the financial statements of FB Riverside II GP, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of FB Riverside II GP, LLC (not) included in this Form (due to no income) reflects accurately the information reported on the (non-existent) tax return
for FB Riverside II GP, LLC for the fiscal year ended 12/31/2020

By Fairbrook Communities, LLC
Its Manager

Signed: _____
Matthew Walters
As Manager

FB Riverside II GP, LLC


Balance Sheet

As of 5/28/2021

(Unaudited)

Assets

Current Assets

	Cash	$200,000.00
	Accounts receivable	$0.00
	Inventory	$0.00
	Prepaid expenses	$0.00
	Short-term investments	$0.00
	Total current assets	$200,000.00

Fixed (Long-Term) Assets

	Long-term investments	$0.00
	Property, plant, and equipment	$0.00
	(Less accumulated depreciation)	$0.00
	Intangible assets	
	Total fixed assets	$0.00

Other Assets

	Deferred income tax	
	Other	
	Total Other Assets	$0.00

Total Assets	**$200,000.00**

Liabilities and Owner's Equity

Current Liabilities

	Accounts payable	$0.00
	Short-term loans	$0.00
	Income taxes payable	$0.00
	Accrued salaries and wages	$0.00
	Unearned revenue	$0.00
	Current portion of long-term debt	$0.00
	Total current liabilities	$0.00

Long-Term Liabilities

	Long-term debt	$0.00
	Deferred income tax	$0.00
	Other	$0.00
	Total long-term liabilities	$0.00

Owner's Equity

	Owner's investment	$200,000.00
	Retained earnings	$0.00
	Other	
	Total owner's equity	$200,000.00

Total Liabilities and Owner's Equity	**$200,000.00**

FB Riverside II GP, LLC

Income Statement

As of 5/28/2021

(Unaudited)

Revenue

Sales revenue	$0.00
(Less sales returns and allowances)	$0.00
Service revenue	$0.00
Interest revenue	$0.00
Other revenue	$0.00
Total Revenues	**$0.00**

Expenses

Advertising	$0.00
Bad debt	$0.00
Commissions	$0.00
Cost of goods sold	$0.00
Depreciation	$0.00
Employee benefits	$0.00
Furniture and equipment	$0.00
Insurance	$0.00
Interest expense	$0.00
Maintenance and repairs	$0.00
Office supplies	$0.00
Payroll taxes	$0.00
Rent	$0.00
Research and development	$0.00
Salaries and wages	$0.00
Software	$0.00
Travel	$0.00
Utilities	$0.00
Web hosting and domains	$0.00
Other	$0.00
Total Expenses	**$0.00**

Net Income Before Taxes	$0.00
Income tax expense	$0.00

Income from Continuing Operations	**$0.00**

Below-the-Line Items

Income from discontinued operations	$0.00
Effect of accounting changes	$0.00
Extraordinary items	$0.00

Net Income	**$0.00**

FB Riverside II GP, LLC
Cash Flow Statement

For the Year Ending	12/31/2021	
Cash at Beginning of Year	$	-

Operations

Cash receipts from		
Customers	$	-
Other Operations	$	-

Cash paid for		
Inventory purchases	$	-
General operating and administrative expenses	$	-
Wage expenses	$	-
Interest	$	-
Income taxes	$	-
Net Cash Flow from Operations	$	-

Investing Activities

Cash receipts from		
Sale of property and equipment	$	-
Collection of principal on loans		
Sale of investment securities		

Cash paid for		
Purchase of property and equipment	$	-
Making loans to other entities		
Purchase of investment securities		
Net Cash Flow from Investing Activities	$	-

Financing Activities

Cash receipts from		
Issuance of stock		
Borrowing		

Cash paid for		
Repurchase of stock (treasury stock)		
Repayment of loans	$	-
Dividends	$	-
Net Cash Flow from Financing Activities	$	-

Net Increase in Cash	$	-

Cash as of 5/28/2021	$	-

EXHIBIT B

Articles of Incorporation and Operating Agreement

. . . `

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is <u>FB Riverside II GP, LLC</u> .

2. The Registered Office of the limited liability company in the State of Delaware is located at <u>1201 N Orange St Ste 750</u> (street), in the City of <u>Wilmington</u> , Zip Code <u>19801-1175</u> . The name of the Registered Agent at such address upon whom process against this limited liability company may be served is <u>Anderson Registered Agents</u> .

By: ⟨signature: Tomas Diaz-Marin⟩

_____
Authorized Person

Name: _____ Tomas Diaz-Marin _____

Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:36 PM 02/12/2021
FILED 03:36 PM 02/12/2021
SR 20210442982 - File Number 5102481

REVISED AND RESTATED

OPERATING AGREEMENT

OF

FB RIVERSIDE II GP, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

Dated as of
May 1, 2021

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
FB RIVERSIDE II GP, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT (this "**Agreement**") is entered into as of May 1, 2021 (the "**Effective Date**"), by and among **FAIRBROOK COMMUNITIES, LLC**, a Nevada limited liability company ("**FBC**"), the Control Members (as defined below) and any other Person that becomes a Member (as defined below) pursuant to the terms of this Agreement.

R E C I T A L S

WHEREAS FB RIVERSIDE II GP, LLC (the "**Company**") is a limited liability company formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**"), pursuant to that certain Certificate of Formation filed on February 2, 2021 (the "**Certificate**") with the Delaware Secretary of State;

WHEREAS the Company will own a Membership Interest in the Property Company (as defined below).

WHEREAS the Property Company will acquire, own, develop and operate that certain multi-family project commonly known as "Westbrook Apartment Homes," located at 4680 Mitchell Avenue, Riverside, CA 92505 (the "**Property**"), the legal description of which is attached hereto as Exhibit A.

WHEREAS the Parties (as defined below) wish to enter into this Agreement to set forth their rights and obligations with respect to the Company and provide for the operation and governance of the Company and its business affairs.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and promises contained herein and for the other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the undersigned agree as follows:

ARTICLE 1
DEFINITIONS AND OTHER MATTERS

1.1.   **LIMITED LIABILITY COMPANY**. The Company is, and shall at all times remain, a limited liability company governed by the Act. The rights and the liabilities of the Parties with respect to the Company and its affairs shall be determined pursuant to the Act and this Agreement. To the extent that the rights or liabilities of any Party are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act, such provisions of the Act shall control.

1.2.   **NAME**. The name of the Company is **FB RIVERSIDE II GP, LLC**. The business of the Company will be conducted under such name or under such other name as the Manager may from time to time determine.

1.3.   **PRINCIPAL PLACE OF BUSINESS**. The principal place of business shall be c/o Fairbrook Communities LLC, 151 Kalmus Drive, Unit A202, Costa Mesa, CA 92626, or at such other place as the Manager may from time to time determine.

1.4.   **REGISTERED AGENT AND REGISTERED OFFICE**. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are Anderson Registered Agents, 1201 N Orange St., Suite 750, Wilmington, DE 19801.

1.5.   **FOREIGN QUALIFICATION**. The Manager shall apply for authority for the Company to transact business in those jurisdictions where it is required to do so. The Manager on behalf of the Company shall file such other certificates and instruments as may be necessary or desirable in connection with its formation, existence, and operation, as determined by the Manager.

1.6.   **PURPOSES AND POWERS**.

(a)   The Company shall have all of the powers of a limited liability company permitted by the Act, including all powers necessary or advisable to achieve its purposes and to further its business, including, without limitation, all powers necessary or advisable to engage in the following activities:

(1)   to, directly or indirectly, acquire, develop, manage, lease, own, finance, refinance, maintain and operate the Property and activities incidental thereto; and

(2)   to, directly or indirectly, acquire, operate, manage, control, direct and otherwise deal with the Property Company; and

(3)   to enter into and perform its obligations under the Basic Documents; and

(4)   to cause, directly or indirectly, the Property Company to enter into and perform their respective obligations arising under the Basic Documents; and

(5)   to engage in any lawful act or activity and to exercise any powers permitted to limited liability companies organized under the laws of the State of Delaware that are related or incidental to and necessary, convenient or advisable for the accomplishment of the above-mentioned purposes.

(b)   The Company is hereby authorized to execute, deliver and perform, and the Manager, or any officer, on behalf of the Company is hereby authorized to execute and deliver, and/or cause the Property Company to execute and deliver, the Basic Documents and all documents, agreements, certificates, or financing statements contemplated thereby or related thereto, all without any further act, vote or approval of any other Person notwithstanding any other provision of this Agreement, the Act or applicable law, rule or regulation. The foregoing authorization shall not be deemed a restriction on the powers of the Manager, or any officer, to enter into other agreements on behalf of the Company.

1.7.   **PROPERTY COMPANY**. It is expressly understood that, with respect to the Property, the Company shall conduct its business through one or more property companies (individually or collectively referred to as the "Property Company"). The Parties agree to make such changes as Lender may require to the organizational documents of the Property Company, including, without limitation, the addition of a non-member manager and/or independent director.

1.8.   **DEFINED TERMS**. The following terms shall have the meanings indicated or referred to below, inclusive of their singular and plural forms except where the context requires otherwise.

"**Accredited Investor**" shall have the meaning set forth in Section 9.20.

"**Act**" shall have the meaning set forth in the Recitals. All references herein to sections of the Act shall include any corresponding provisions of succeeding law.

"**Affiliate**" shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of the foregoing, "**control,**" "**controlled by**" and "**under common control with**" with respect to any Person shall mean the ownership, directly or indirectly, of (i) more than fifty percent (50%) of the equity interests in such Person or (ii) the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"**Agreement**" shall mean this Agreement, as originally executed and as amended, modified, supplemented or restated from time to time in accordance with the terms hereof.

"**Applicable Rate**" shall mean simple interest calculated at a rate equal to the lesser of (i) ten percent (10%) per annum, or (ii) the maximum rate of interest permitted by applicable law.

"**Audit**" shall mean the review and inspection of the books and records of the Company to be conducted after reasonable notice to the Manager not more than once each Fiscal Year, at the direction of a Majority in Interest and at the Company's expense, by such auditors or other representatives as may be selected by the Manager and approved by a Majority in Interest.

"**Available Cash Flow**" shall mean the sum of all receipts of the Company from any and all sources, less all cash disbursements (including expenditures for capital improvements and replacement) and a reasonable allowance for reserves, contingencies and anticipated obligations as reasonably determined by the Manager.

"**Basic Documents**" shall mean, individually or collectively, as the context so requires, the Contribution Agreement, the Construction Agreement, the Loan Documents, the Development Agreement and/or the Property Management Agreement, and all other documents, agreements, instruments or certificates contemplated thereby or related thereto.

"**Business Day**" shall mean any day other than a Saturday, Sunday, or other day on which national banks in Riverside County, California are not open for business.

"**Capital Account**" shall have the meaning set forth in Section 2.1.

"**Capital Call**" shall have the meaning set forth in Section 2.3.

"**Capital Contribution**" shall mean any money or property (or a promissory note or other binding obligation to contribute money or property) which a Member contributes to the Company (to the extent it is permitted to do so by a Majority in Interest) as a Member.

"**Capital Notice**" shall have the meaning set forth in Section 2.3.

"**Cash Deficit**" shall have the meaning set forth in Section 2.4.

"**Certificate**" shall have the meaning set forth in the Recitals.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Company**" shall mean FB RIVERSIDE II GP, LLC.

"**Construction Agreement**" shall mean a construction contract entered or to be entered into between the Property Company and JSM, a sole proprietor.

"**Contributing Member**" shall have the meaning set forth in Section 2.4.

"**Contribution Agreement**" shall mean that certain Contribution and Assignment Agreement dated March 31, 2021 by and among FBC as assignor, and the Property Company, as assignee.

"**Control Members**" shall mean the Members identified as Control Members on Schedule 1 attached to this Agreement.

"**Developer**" shall mean Fairbrook Communities LLC.

"**Development Agreement**" shall mean a Development Agreement entered or to be entered into between the Property Company and the Developer.

"**Effective Date**" shall have the meaning set forth in the introductory paragraph of this Agreement.

"**FBC Profit Member**" shall mean Fairbrook Investments, LLC, a Nevada limited liability company.

"**FBC**" shall have the meaning set forth in the introductory paragraph to the Agreement.

"**Fiscal Year**" shall mean the Company's fiscal year, which shall be the calendar year, or such other fiscal year as determined by the Manager.

"**Indemnified Party**" shall have the meaning set forth in Section 3.9.

"**Interest**" or "**Interest in the Company**" shall mean a Member's rights as a Member of the Company in accordance with the terms of this Agreement.

"**Investor Interests**" shall mean the Interests held by the Investor Parties.

"**Investor Parties**" shall mean all Parties other than the Sponsor Parties.

"**IRR**" shall mean the internal rate of return calculated using the "XIRR" function in Microsoft Excel, taking into account all Capital Contributions and distributions.

"**James Walters**" shall mean James P. Walters, an individual.

"**Lender**" shall mean, individually or collectively, as the context so requires, the Senior Lender and, if applicable, the Subordinated Lender.

"**Loan**" shall mean, individually or collectively, as the context so requires, the Senior Loan and the Subordinated Loan.

"**Loan Documents**" shall mean, individually or collectively, as the context so requires, the Senior Loan Documents and the Subordinated Loan Documents.

"**Majority in Interest**" shall mean a simple majority of the Control Members (based on the number of Control Members and not by Percentage Interests); provided, that if there shall be only two Control Members, the term "**Majority in Interests**" shall mean both Control Members.

"**Manager**" shall mean FBC, and any successor(s) Manager appointed pursuant to Section 3.15.

"**Matt Walters**" shall mean Matthew A. Walters, an individual.

"**Members**" shall mean the Control Members and all Persons subsequently admitted as Members pursuant to this Agreement, so long as they remain a Member. Reference to a "**Member**" shall mean any one of the Members.

"**Net Remaining Capital Contribution**" shall mean the Member's Capital Contribution less any distributions to the Member under Sections 6.2(b).

"**New Property**" shall mean all property, excluding the Property, which is acquired by the Company with Available Cash Flow or additional Capital Contributions or otherwise, including, without limitation, property acquired as replacement property from the sale of the Property pursuant to one or more tax deferred exchanges under Section 1031 of the Code.

"**Non-Contributing Member**" shall have the meaning set forth in Section 2.4.

"**Officer**" shall have the meaning set forth in Section 3.14.

"**Parties**" shall mean the Members and each Manager. Reference to a "**Party**" shall mean any one of the Parties.

"**Percentage Interests**" shall mean the percentage interests of the Members as set forth in the books and records of the Company, as such percentage interests may be modified in accordance with the terms of this Agreement. The initial Percentage Interest of a Member shall be based on the percentage that such Member's initial Capital Contribution bears to the total of all initial Capital Contributions to the Company.

"**Percentage Profit Interests**" shall mean the percentage interests of the Profit Members as set forth in Schedule 2 attached to this Agreement.

"**Person**" shall mean an individual, partnership, limited liability company, corporation, joint venture, trust, business trust, association, or similar entity and the heirs, executors, legal representatives, successors and assigns of such entity where the context requires.

"**Preferred Return**" shall mean a cumulative, compounded annual return of fifteen percent (15%).

"**Profit Interest**" shall mean the rights of the Profit Members in the Company, as provided in this Agreement, which interest is exclusive of the rights and status of such Profit Members as Members, provided, that, the payment by the Company of distributions under Sections 6.1 or 6.2 to which the Profit Members may be entitled shall, at the election of a Majority in Interest, be structured (at Profit Members' expense) in such a way as the Majority in Interest may deem necessary or desirable for the purpose of minimizing the exposure of the Members to adverse tax consequences. For example, in connection with a sale of the Property, a Majority in Interest may resolve that the Company "**deed out**" a tenancy-in-common interest in such Property to the Profit Members in order to affect a complete liquidation of the Profit Interest and require the Profit Members to simultaneously convey the "**deeded out**" interest to the buyer of such

Property and receive cash at the closing of the sale in the amount of the distribution otherwise payable to the Profit Members.

"**Profit Members**" shall mean FBC Profit Member and SDC Profit Member. Reference to a "**Profit Member**" shall mean any one of the Profit Members.

"**Property**" shall have the meaning set forth in the Recitals.

"**Property Company**" shall mean FB WESTROOK PROP, LLC, a California limited liability company, FB Riverside II, LLC, a Delaware limited liability company, and/or a to be formed liability company.

"**Property Management Agreement**" shall mean a Management Agreement entered or to be entered into between the Property Company and the Property Manager.

"**Property Manager**" shall mean DFT, Inc., a California Corporation, dba The Cannon Management Company, or as selected by the Manager from time to time.

"**Regular Principal Payments**" shall have the meaning set forth in Section 6.1.

"**Schaffer**" shall mean Charles Schaffer, an individual.

"**SDC**" shall mean SDC Ventures, LLC, a Wyoming limited liability company.

"**SDC Profit Member**" shall mean SDC Ventures, LLC, a Wyoming limited liability company.

"**Senior Lender**" shall mean the lender selected by the Control Members to provide the Senior Loan to the Company and/or the Property Company.

"**Senior Loan**" shall mean that certain loan from Senior Lender to the Company and/or Property Company, for the acquisition and development of the Property.

"**Senior Loan Documents**" shall mean all documents, certificates and instruments that evidence, secure, or otherwise relate to the Senior Loan.

"**Sponsors Interests**" shall mean the Profit Interest and all Interests held by, or on behalf of, any of the Sponsor Parties.

"**Sponsor Parties**" shall mean Matt Walters, James Walters and Schaffer and all affiliates of Matt Walters, James Walters and Schaffer, including, without limitation, FBC, FBC Profit Member, SDC and SDC Profit Member.

"**Transfer**" shall have the meaning set forth in Section 7.1.

"**Treasury Regulations**" shall mean the regulations promulgated by the Internal Revenue Service from time to time interpreting the Code, as amended from time to time.

ARTICLE 2
CAPITAL ACCOUNTS AND CONTRIBUTIONS

2.1. **CAPITAL ACCOUNTS**. A separate capital account (a "**Capital Account**") shall be maintained for each Member strictly in accordance with the rules set forth in the Treasury Regulations

under Section 704 of the Code. Subject to the preceding sentence, each Member's Capital Account shall be increased by:

(a)   the amount of money contributed (or deemed to be contributed) by the Member to the Company,

(b)   the fair market value of any property contributed by the Member to the Company (net of any liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752), and

(c)   allocations to the Member of Profit and other items of book income and gain.

And shall be decreased by:

(a)   the amount of money distributed to the Member by the Company,

(b)   the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), and

(c)   allocations to the Member of Loss and other items of book loss, expense and deduction.

2.2.   **CAPITAL CONTRIBUTIONS**. On the Effective Date, the Members shall make (or shall be deemed to have made, as applicable) initial capital contributions to the Company in the amounts set forth on Schedule 1 attached hereto.

2.3.   **CONTRIBUTIONS OF ADDITIONAL CAPITAL**. Members (other than Manager) shall be required to contribute additional capital to the Company: (i) in an amount equal to each such Member's future funding commitment amount set forth on Schedule 1 attached hereto, as and when determined by the Manager, and (ii) in such other additional amount as may be determined by a Majority in Interest, as and when such Majority in Interest shall so determine (in each case, a "**Capital Notice**"). The Members (other than the Managing Member) shall thereafter contribute all of the amounts required to be contributed as and when such contribution is required by the Members ("**Capital Call**") in proportion to their Percentage Interests (as determined without reference to the Percentage Interest held by Manager).

2.4.   **FAILURE TO CONTRIBUTE CAPITAL**.   If a Member ("**Non-Contributing Member**") fails to deposit with the Company any amounts required to be contributed by such Member pursuant to any Capital Call ("**Cash Deficit**"), any other Member(s) (individually and collectively referred to herein as "**Contributing Member**"), who is not then in default of its obligations under this Agreement and has deposited with the Company all amounts required of such Contributing Member pursuant to such Capital Call, shall have the right, in the Contributing Member's sole discretion, but not the obligation to contribute the Cash Deficit to the Company, in which event the Percentage Interests shall be equitably adjusted as reasonably determined by a Majority in Interest, taking into account any valuations and such other facts and circumstances as deemed necessary or appropriate by a Majority in Interest, such that the Non-Contributing Member's Percentage Interest shall be decreased and the Contributing Member's Percentage Interest shall be increased. If more than one Member elects to be a Contributing Member, then each Contributing Member may take the actions described in this Section in the proportion that such Member's then Percentage Interest bears to the total Percentage Interests of all Contributing Members, except that all Contributing Members may agree in writing upon a different allocation.

2.5. **NO WITHDRAWAL OF CAPITAL**. No Member shall have the right to withdraw all or any part of the Member's Capital Contributions or to demand and receive property of the Company or any distribution on account of the Member's Capital Contributions except as specifically provided herein.

2.6. **NO INTEREST ON CAPITAL**. Except as expressly provided in this Agreement, no Member shall be entitled to receive interest on the Member's Capital Account or any Capital Contributions.

2.7. **MEMBERS AS CREDITORS**. Subject to any limitation expressly set forth in this Agreement, any Member may lend money to and transact other business with the Company and, subject to applicable law, will have the same rights and obligations with respect thereto as a Person who is not a Member.

2.8. **LIMITED LIABILITY**. Except as otherwise provided in the Act, and subject to Section 2.7, the debts, obligations and liabilities of the Company (whether arising in contract, tort or otherwise) shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company (including any Person who formerly held such status) shall be liable personally, or shall be obligated to contribute capital to the Company, for any such debt, obligation or liability of the Company solely by reason of such status.

2.9. **RETURN OF DISTRIBUTIONS**. Any Party who has received distributions from the Company shall have no liability to return such distributions to the Company, except to the extent, and on the terms and conditions, expressly provided by applicable law or expressly provided in this Agreement.

ARTICLE 3
MANAGEMENT AND COMPENSATION

3.1. **MANAGEMENT VESTED IN THE MANAGER**. Management of the Company, and each and every aspect of the management and operation thereof, shall be vested solely in the Manager, who shall as of the date of the initial filing of the Articles be FBC, and who shall direct, manage and control the business of the Company in its sole good faith business discretion. Except as expressly provided in this Agreement or required by non-waivable provisions of applicable law, the Manager shall have sole, full and complete authority, power and discretion to manage and control the business and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, in its sole discretion. Notwithstanding the foregoing, and in addition to all other requirements imposed on the Manager as set forth herein or in the Act or at law, the Manager shall do the following:

(a) Informing Members. The Manager shall promptly notify the Members upon the occurrence of any event or circumstance that materially and adversely affects, or with the passage of time could reasonably be expected to materially and adversely affect, the legal or economic interests of the Members or the economic prospects of the Property. In addition, the Manager shall (i) notify all Members of each resolution to be implemented pursuant to Section 3.1(b) (prior to implementation) and (ii) otherwise keep the Members reasonably informed of the state of affairs of the Company by giving a detailed written account thereof not less than once per calendar quarter.

(b) Implementation of Resolutions. The Manager shall promptly implement any matter of significant Company business which a Majority in Interest resolves to take.

(c) Insurance. The Manager shall cause the Company to maintain General Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000) per occurrence and Two Million and 00/100 Dollars ($2,000,000) aggregate, including Crime Coverage at least One Million and 00/100 Dollars

($1,000,000). Each Affiliate of the Manager, as a condition to doing any business with the Company, shall maintain General Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000) per occurrence and Two Million and 00/100 Dollars ($2,000,000) aggregate, including Crime Coverage of at least One Million and 00/100 Dollars ($1,000,000); provided, any such Affiliate providing construction services to or for the benefit of the Company shall also maintain (i) Products/Completed Operations coverage of One Million and 00/100 Dollars ($1,000,000) per occurrence and Two Million and 00/100 Dollars ($2,000,000) aggregate, (ii) Workers Compensation Insurance at statutory limits, but not less than One Million and 00/100 Dollars ($1,000,000), and (iii) Comprehensive Automobile Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000); and, provided further, any such Affiliate providing real estate brokerage or agency services to or for the Company shall maintain Professional Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000) and Workers Compensation Insurance of at least One Million and 00/100 Dollars ($1,000,000). The insurance required hereunder shall be issued by an insurance company having a rating of not less than A- VIII in Best's Insurance Guide and approved to do business in the State of California, name the Members as additional Insureds (which condition shall not be deemed satisfied until certificate(s) evidencing such insurance has been received by the Members), provide that such insurance shall not be canceled or coverage changed unless thirty (30) days' prior written notice shall have been given to the Members (but Manager shall be entitled from time to time to substitute any such insurance with substantially similar coverage provided the requirements of this Section 3.1 are otherwise satisfied) and, in the case of any Manager's Affiliate's insurance, (i) also name the Company as an additional insured; (ii) be primary insurance as to all claims thereunder and provide that any insurance carried by the Company is excess and is non-contributory, (iii) include commercially reasonable deductibles, and (iv) be carried without cost to the Company or the Members. The Company and the Manager's Affiliates must agree to have their respective insurance companies waive any applicable rights of subrogation that such companies may have against the Company or such Affiliate, as the case may be. Notwithstanding the foregoing, neither the Manager nor any Manager's Affiliate shall be obligated to cause an insurance carrier to (i) name the Members as additional insureds with respect to any insurance coverage for which the insurance carrier refuses to do so (after being requested to do so) or (ii) waive any applicable rights of subrogation against the Company or a Manager's Affiliate with respect to any insurance coverage for which the insurance carrier refuses to waive (after being requested to do so), and, in each such case, the Manager shall notify the Members by email or other writing of such carrier's refusal. The insurance required hereunder shall be subject to such additional requirements as may be reasonably requested by the Members.

3.2. **LIMITATION ON AUTHORITY**. Notwithstanding Section 3.1 above, the Manager shall have no authority to do any of the following acts for the Company without the written approval or authorizing resolution of a Majority in Interest:

(a) To acquire, dispose of or exchange the Property or execute or deliver instruments in connection therewith;

(b) To borrow money or hypothecate, encumber and grant security interests in the assets of the Company or execute or deliver instruments in connection therewith;

(c) Except with respect to taxes, insurance, and utilities arising in the ordinary course of the Company's business, items on any Company budget approved by a Majority in Interest, and obligations of less than $50,000, to pledge the Company's credit or to render it liable for any purpose;

(d) Without limitation of the Manager's right to cause the Company and/or the Property Company to carry out the terms of the Loan, and to reduce Company indebtedness in whole or in part by causing the Company and/or the Property Company to prepay all or any part of such indebtedness;

(e) To invest any Company funds other than as a matter of routine administration of the Company;

(f) To hold any Company funds or investments in accounts which have not previously been disclosed to the Members;

(g) Reserved;

(h) Except with respect to unlawful detainer actions with respect to tenants of the Property or any Company obligation which may be fully and finally settled or compromised for less than $50,000: to sue any third party, to prosecute, settle or compromise all claims against third parties, to compromise, settle and consent to, or accept judgment with respect to, claims against the Company, and to execute all documents and make all representations, admissions and waivers in connection therewith;

(i) Except in connection with the establishment of reasonable reserves (which upon stabilization of the company shall not exceed an amount equal to projected three-month cash flow needs of the Company, on a rolling basis, without the written approval or authorizing resolution of a Majority in Interest), to withhold distributions to the Members of Available Cash Flow;

(j) To cause the Company to merge with, or consolidate into, another Person;

(k) To change primary business of the Company from that described in Section 1.6;

(l) To do anything to make it impossible to carry on the business of the Company.

Notwithstanding subsection (c) of this Section 3.2, the Manager shall have authority to cause the Company to incur obligations of $10,000 or more, up to a maximum of $50,000, upon satisfaction of all of the following conditions precedent: (i) the Manager shall have given written notice to all Members of the Manager's intent to incur such obligation, which notice shall describe with particularity the amount, timing and purpose of the contemplated obligation; and (ii) a Majority in Interest shall not have objected to the contemplated obligation within ten (10) Business Days after Manager's notice has been given to the Members in accordance with Section 9.9 hereof.

Notwithstanding subsection (i) of this Section 3.2, the Manager shall have authority to cause the Company to establish reserves up to $300,000 while the Property is under construction that may be utilized in the construction of the Property.

3.3. **LIMITATIONS UPON THE AUTHORITY OF THIRD PARTIES AND MEMBERS**. Except as expressly provided elsewhere in this Agreement, unless authorized to do so in writing by the Manager, no Member, attorney-in-fact, employee, officer, or other agent of the Company shall have any right, power, or authority to (a) bind the Company in any way, (b) pledge the credit of the Company or render the Company liable for any purpose, (c) make any contracts, enter into any transactions, or make any commitments on behalf of the Company or otherwise to bind the Company, or (d) otherwise participate in the management, operation, or control of the Company business.

3.4. **DELEGATION OF AUTHORITY; TRANSACTIONS WITH THE MANAGER OR AFFILIATES**. The Manager may contract with other Person, including the Profit Members and Affiliates of the Manager, to perform any of the Manager's duties for or on behalf of the Company, but such delegation shall not relieve the Manager of responsibility for such duties. The Manager, the Profit Members and/or the Manager's Affiliates may, directly or indirectly, render services to or otherwise deal with the Company

or its Affiliates in connection with carrying out the business and affairs of the Company; provided, that, the Company shall not pay any compensation therefor except as provided in this Agreement.

3.5. **ORGANIZATIONAL DOCUMENTS**. So long as any portion of the Loan remains outstanding, no Manager or Member shall have any authority to modify the organizational documents of the Property Company without Lender's consent, as more fully set forth in the Loan Documents.

3.6. **LIABILITY OF THE MANAGER**. Manager shall not have any personal liability for any obligation of the Company solely by reason of being or having been a Manager or Member of the Company. The Company and the Manager do not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. None of the Indemnified Parties (as defined below) shall be liable to the Members or to the Company for any loss resulting from any acts or omissions of any of the Indemnified Parties unless such acts or omissions constitute fraud, willful misconduct or gross negligence by the Indemnified Party in question.

3.7. **MANAGER HAS NO EXCLUSIVE DUTY TO COMPANY**. Manager shall not be required to manage the Company as its sole and exclusive function. Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Manager shall not be required to devote all of its business time to the Company but shall devote such time to the Company as the Manager deems appropriate in its discretion. The Manager may participate in other business ventures and opportunities of every kind including, without limitation, those in competition with the Company or a Member. No other Person shall have any right by virtue of this Agreement to any income or profit derived from any such other business venture or opportunity.

3.8. **MEETINGS**. No regular meetings of the Company or its Members shall be required; provided, however, the Manager, upon at least thirty (30) days advance notice, or a Majority in Interest, upon at least ten (10) days advance notice, may call a meeting of the Company and its Members (which shall be held at such place as the Manager or Majority in Interest shall designate, or by telephonic conference call during business hours at a mutually convenient time).

3.9. **BANK ACCOUNTS**. The Manager may, from time to time, open bank accounts in the name of the Company, and may designate the Persons having the authority to withdraw or apply funds from such accounts.

3.10. **INDEMNIFICATION**. The Company shall indemnify, defend, and hold harmless the Manager (including former Managers), Members, and officers of the Company, and each of their Affiliates, shareholders, members, partners, officers, employees, attorneys, accountants, and agents (collectively, the "**Indemnified Parties**" and each individually, an "**Indemnified Party**") from and against any and all claims, demands, suits, proceedings, losses, costs, damages, liabilities and expenses of any kind whatsoever, including actual attorneys' fees and court costs (which shall be paid as incurred) and liabilities under state and federal securities laws (to the extent permitted by applicable law) that may be made or imposed upon or incurred by any Indemnified Party by reason of any act performed (or omitted to be performed) for or on behalf of the Company, or in furtherance of or in connection with the Company business, except for those acts performed or omitted to be performed that constitute fraud, willful misconduct or gross negligence.

3.11. **RIGHT OF THIRD PARTIES TO RELY ON THE MANAGER**. Any Person (including any bank in which Company funds are deposited) dealing with the Company may rely (without duty of further inquiry) upon a certificate, resolution, agreement, or other instruments signed by the Manager, or its duly authorized attorney in fact, as to:

(a)   the identity of any Party;

(b)   the existence or nonexistence of any fact or facts which constitute a condition precedent to acts by any Party or which are in any other manner germane to the affairs of the Company;

(c)   the Persons who are authorized to execute and deliver any instrument or document or to withdraw funds from any Company bank account of the Company;

(d)   authorizing the Company to acquire or dispose of property, to borrow money, or to enter into agreements related to any of the foregoing; or

(e)   any act or failure to act by the Company or any other matter whatsoever involving the Company or any Party.

3.12. **REIMBURSEMENT OF EXPENSES**.

(a)   The Manager shall be entitled to reimbursement from the Company for all expenses incurred and paid by the Manager on behalf of the Company, including, without limitation, all expenses incurred by the Manager in the formation of the Company or the Property Company, the issuance of Interests in the Company, and/or in connection with the acquisition, financing, holding, refinancing or disposition of the Property.

(b)   Upon the Property Company's receipt of title to the Property, the Company shall reimbursement (or cause the Property Company to reimburse) the FBC for amounts spent on the architecture, engineering, pre-development carrying costs, and all other pre-contribution development expenses. FBC may elect to credit any portion of the reimbursement in lieu of cash payments as an initial Capital Contribution.

3.13. **COMPENSATION**.

(a)   Reserved.

(b)   Reserved.

(c)   Manager shall be reimbursed for expenses incurred in connection with the provision of services to the Company, as compensation for providing asset management services to the Company, including, without limitation, the following services:

(1)   provide the Members with reports in connection with the Company's assets and investment policies;

(2)   select, and, on behalf of the Company, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations as set forth in this Agreement, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, developers, construction companies, property owners, property managers, mortgagors, and any and all agents for any of the foregoing, including Affiliates of the Manager, and persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in the name of the Company or the Property Company with any of the foregoing provided that the Manager shall not enter

into any contract with a term of more than twelve (12) months without the prior approval of a Majority in Interest;

(3)   perform such due diligence and underwriting duties as reasonably required in order for the Company to make a reasonable business judgement as to the acquisition or disposition of Company assets;

(4)   monitor and evaluate the performance of the Company's investments, oversee the performance of the Property Managers and coordinate and manage relationships between the Company and its Members;

(5)   provide ongoing review of documents and specific terms throughout lease negotiations with new and/or existing tenants;

(6)   provide ongoing services with respect to the management of the Company's investments including with respect to recommendations regarding capital improvements at the Property, payment and contestation of property and other taxes assessed at the Property and evaluation and recommendations regarding any insurance policies obtained by the Company or the Property Company;

(7)   negotiate on behalf of the Company with banks or lenders for loans to be made to the Company or the Property Company, or obtain loans for the Company or the Property Company, and negotiate on behalf of the Company or such Property Company with investment banking firms and broker-dealers; and provided, further, that any fees and costs payable to third parties incurred by the Manager in connection with the foregoing shall be the responsibility of the Company or the Property Company, as applicable;

(8)   from time to time, or at any time, provide up-to-date economic research of the local and national market trends and prepare long term financial forecasts and perform cash flow analysis in order to determine the Property's financial performance and determine sale/exit valuations; and

(9)   use commercially reasonable efforts to obtain tenants for the Property and to renew existing leases ("**Leasing Services**"), including, without limitation, reasonably investigate all prospective tenants, oversee tenant improvements, handling tenant issues, and coordinating necessary onsite third party services, including, the hiring of one or more brokers.

(d)   Reserved.

3.14.   **OFFICERS**.

(a)   The Company may have such officers as the Manager in its discretion may appoint (each, an "**Officer**"). Any such Officer may, subject to the general direction and control of the Manager, have responsibility for the management of the normal and customary day-to-day operations of the Company to the extent so delegated by the Manager, subject to the provision of this Agreement, and will be empowered to and will engage in all appropriate and necessary activities to accomplish the purposes of the Company as set forth herein.

(b)   The Manager hereby delegates to each Officer the nonexclusive power and authority to act as an agent of the Company and, in such capacity, to bind the Company in the ordinary course of the Company's business and to execute any and all documents to be signed by the Company, subject to the limitations on the authority of the Officers set forth in this Article 3 and under applicable Delaware law.

(c) The name and title of the initial Officers of the Company are as follows:

Name:	**Title:**
Matthew A. Walters	Managing Director
James P. Walters	Managing Director

(a) Without limiting the generality of Section 3.14(a) above, but subject to the provisions of this Article 3, each Officer shall have the authority on behalf and in the name of the Company to take any action or make any decision on behalf of the Company, in each case, in the ordinary course of business, to carry out any and all of the purposes of the Company set forth in Section 1.6, and to perform all acts and enter into and perform all contracts and other undertakings which they may deem necessary or advisable or incidental thereto, including the power to:

(1) formulate business plans and strategies, budgets, and investment policies;

(2) draw checks or other orders for the payment of monies in respect of the day-to-day operations of the Company;

(3) invest cash balances in any short-term instruments or accounts;

(4) hire employees or consultants, set the salaries, bonus or other compensation of such employees or consultants, and terminate the engagement of such employees or consultants; or

(5) authorize any employee or other agent to act for and on behalf of the Company in all matters incidental to the foregoing.

3.15. **MANAGER'S STANDARD**. Unless otherwise expressly provided for herein, any, consent, approval, decision or determination to be made by the Manager (or by an Officer appointed pursuant to Section 3.14) in connection with this Agreement shall be in its sole good faith business discretion.

3.16. **REMOVAL; SUCCESSOR MANAGERS**. Manager may be removed, and a successor Manager shall be appointed, by a Majority in Interest; provided, FBC may not be removed except as a result of (i) fraud, (ii) willful misconduct, or (iii) gross negligence that results in a material loss to the Members. Manager may resign at any time by providing written notice to the Members, in which event the resigning Manager shall not be entitled to any further compensation. Any such resignation shall take effect on the date specified in the notice, and the acceptance of the resignation shall not be necessary to make it effective. All agreements between the Company (or its Affiliates) and Affiliates of FBC shall automatically terminate upon the removal of FBC pursuant to this Section 3.16. Notwithstanding anything to the contrary, the removal of FBC as the Manager shall in no event affect the rights and privileges of FBC or any FBC Affiliate as a Member or economic interest holder of the Company.

ARTICLE 4
ACCOUNTING AND RECORDS

4.1. **RECORDS AND ACCOUNTING**. The Company shall prepare its tax returns in accordance with federal income tax accounting principles as from time to time in effect using the calendar year. The books and records of the Company shall reflect all Company transactions and shall otherwise be

appropriate and adequate for the Company's business in accordance with the Act and sufficient for the performance of an Audit by the Members.

4.2. **ACCESS TO ACCOUNTING AND OTHER RECORDS**. All books and records of the Company shall be maintained at the Company's principal place of business. Such books and records shall be open to inspection by the Members during normal business hours solely for purposes reasonably related to their Interest in the Company upon at least three (3) Business Days' prior written notice to Manager. Any information so obtained shall be kept and maintained in the strictest confidence except as required by applicable law. In addition, the Manager shall cooperate with the Members in connection with any Audit and cause the Company to pay all costs associated therewith.

4.3. **TAX INFORMATION**. The Manager shall use commercially reasonable efforts (e.g., timely instruction to the Company accountants to do so), to cause the Company to deliver to each Member (and, as applicable, a former Member) within ninety (90) days after the end of each Fiscal Year all information necessary for the preparation of such Member's (or former Member's) federal and state income tax returns; provided, the Members acknowledge that circumstances beyond the reasonable control of the Manager may preclude the ability to timely produce such information.

4.4. **TAX MATTERS PARTNER**. So long as FBC is the Manager, Matt Walters shall be the "**partnership representative**" of the Company within the meaning of Section 6223(a) of the Code (in either capacity, the "**Tax Representative**") for federal income tax purposes. With respect to state and local (including property) tax matters, the Tax Representative shall have the sole authority to act, elect, report, and exercise his discretion with respect to Company tax matters.

4.5. **TAX RETURNS**. The Manager, at the expense of the Company, shall use commercially reasonable efforts (e.g., timely instruction to the Company accountants to do so) to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required state and local tax returns in each jurisdiction in which such filing is required by applicable law.

4.6. **PARTNERSHIP FOR TAX PURPOSES ONLY**. It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a "**partnership**" for federal and state income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a "**partnership**" for purposes of Section 303 of the Federal Bankruptcy Code. The classification of the Company as a partnership shall apply only for federal (and, as appropriate, state and local) income tax purposes. This characterization, solely for tax purposes, does not create or imply a general partnership between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the Act.

ARTICLE 5
ALLOCATION OF PROFIT AND LOSS

5.1. **DEFINITIONS**. The following definitions shall apply for purposes of this Article 5:

"**Adjusted Capital Account Deficit**" shall mean, with respect to any Member for any taxable year or other period, the deficit balance, if any, in such Member's Capital Account as of the end of such year or other period, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(1) and in Treasury Regulation Section 1.704-2(i); and

(b)   Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Book Basis**" shall mean, with respect to any asset of the Company, the adjusted basis of such asset for federal income tax purposes; provided, however, that (a) if any asset is contributed to the Company, the initial Book Basis of such asset shall equal its fair market value on the date of contribution as determined by the Manager, and (b) the Book Basis of all Company assets may, in the Manager's discretion, be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest; and (iii) in connection with the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g). The Book Basis of all assets of the Company shall be adjusted by depreciation as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and any other adjustment to the basis of such assets other than depreciation or amortization.

"**Company Minimum Gain**" shall mean "**partnership minimum gain**" as defined in Treasury Regulation Section 1.704-2(d).

"**Member Minimum Gain**" shall mean the Company's "**partner nonrecourse debt minimum gain**" as defined in Treasury Regulation Section 1.704-2(i)(2).

"**Member Nonrecourse Debt**" shall mean "**partner nonrecourse debt**" as defined in Treasury Regulation Section 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" shall mean "**partner nonrecourse deductions**" as defined in Treasury Regulation Section 1.704-2(i)(2).

"**Nonrecourse Deductions**" shall have the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"**Profit**" or "**Loss**" shall mean, for each taxable year or other period, an amount equal to the Company's taxable income or loss for such year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profit or Loss will be added to Profit or subtracted from Loss;

(b)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) , and not otherwise taken into account in computing Profit or Loss, will be considered in determining Profit or Loss;

(c)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Book Basis of such property, notwithstanding that the adjusted tax basis of such property may differ from its Book Basis;

(d)   In lieu of depreciation, amortization (and other cost recovery deductions) taken into account in computing taxable income or loss, there will be taken into account depreciation for the

taxable year or other period as determined in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e)   Any items of specially allocated pursuant to Section 5.3 shall not be considered in determining Profit or Loss; and

(f)   Any increase or decrease to Book Basis of assets as a result of any adjustment pursuant to clause (b) of the definition of Book Basis shall constitute an item of gain or loss in determining Profit or Loss.

"**Regulatory Allocations**" shall have the meaning set forth in Section 5.3(g).

5.2.   **ALLOCATION OF PROFIT AND LOSS**. For each Fiscal Year or portion thereof, Profit or Loss (and items entering into the computation of Profit or Loss) shall be allocated (after taking into account all allocations pursuant to Section 5.3) in such a manner that the Members' respective Capital Accounts are, as nearly as possible, consistent with the distributions they would receive if the Company were liquidated at the end of such period, the Company disposed of all assets for an amount equal to their Book Basis and the Company paid all of its liabilities and obligations and distributed the remaining assets to the Members in accordance with Section 8.5.

5.3.   **ALLOCATIONS AND COMPLIANCE WITH SECTION 704(B)**. The following special allocations shall be made in the following order:

(a)   If there is a net decrease in Company Minimum Gain or in any Member Minimum Gain during any taxable year or other period, prior to any other allocation pursuant hereto, such Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount and manner required by Treasury Regulation Sections 1.704-2(f) or 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2.

(b)   Nonrecourse Deductions for any taxable year or other period shall be allocated (as nearly as possible) under Treasury Regulation Section 1.704-2 to the Members, pro rata in proportion to their respective Percentage Interests.

(c)   Any Member Nonrecourse Deductions for any taxable year or other period shall be allocated to the Member that made or guaranteed or is otherwise liable with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with the principles under Treasury Regulation Section 1.704-2(i).

(d)   Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which causes or increases a negative balance in his or its Capital Account shall be allocated items of income sufficient to eliminate such increase or negative balance caused thereby, as quickly as possible, to the extent required by such Treasury Regulation.

(e)   No allocation of loss or deduction shall be made to any Member if, as a result of such allocation, such Member would have an Adjusted Capital Account Deficit. Any such disallowed allocation shall be made to the Members entitled to receive such allocation under Treasury Regulation Section 1.704 in proportion to their respective Percentage Interests.

(f)   For purposes of Section 752 of the Code and the Treasury Regulations thereunder, excess nonrecourse liabilities (within the meaning of Treasury Regulations Section 1.752-3(a)(3)) shall be allocated to the Members pro rata in proportion to their respective Percentage Interests.

(g)   The allocations contained in Sections 5.3(a), 5.3(b), 5.3(c), 5.3(d) and 5.3(e) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Section 704 of the Code. The Regulatory Allocations shall be taken into account in allocating Profits, Losses and other items of income, gain, loss and deduction among the Members so that to the extent possible, consistent with the Treasury Regulations, the aggregate allocations made to each Member under this Agreement shall equal the net amount that would have been allocated to each Member had the Regulatory Allocations not occurred.

5.4.   **ALLOCATIONS OF TAXABLE ITEMS**. All items of Company taxable income, gain, loss and deduction shall be allocated in a manner consistent with the allocation of items of Profit and Loss and other items as prescribed in Section 5.3, except as otherwise required by the Code and the regulations thereunder (including the provisions of Section 704 of the Code with respect to any property contributed to the Company and with respect to any property the Book Basis of which is adjusted pursuant to this Agreement).

ARTICLE 6
DISTRIBUTIONS

6.1.   **DISTRIBUTIONS OF AVAILABLE CASH FLOW.** The Company shall, as and when reasonably determined by the Manager, make distributions of Available Cash Flow from operations to the Members (in proportion to their respective Percentage Interests) and the Profit Members (in proportion to their respective Percentage Profit Interests) in the following manner and order of priority:

(a)   First, to the Members pari passu, until they have received the Preferred Return on their Net Remaining Capital Contributions;

(b)   Second, to the Members pari passu, until they have received an amount equal to their Net Remaining Capital Contributions;

(c)   Third, until the Members have realized an IRR of seventeen and one-half percent (17.5%), seventy-five percent (75%) to the Members, and twenty-five percent (25%) to the Profit Members, pari passu;

(d)   Fourth, until the Members have realized an IRR of twenty-two and one-half percent (22.5%), fifty percent (50%) to the Members, and fifty percent (50%) to the Profit Members, pari passu; and

(e)   Thereafter, ten percent (10%) to the Members, and ninety percent (90%) to the Profit Members, pari passu.

6.2.   **RESERVED.**

6.3.   **DISTRIBUTIONS OF AVAILABLE CASH FLOW FROM NEW PROPERTY**. The Company shall, as and when directed by the Manager, make distributions of Available Cash Flow from New Property to the Members in proportion to their respective Percentage Interests.

6.4.   **WITHHOLDING**. Should any Party be subject to withholding pursuant to the Code, or any other provision of federal, state, or local law, the Company shall withhold all amounts otherwise distributable to such Member as shall be required by law, and any amounts so withheld shall be deemed to have been distributed to such Member under this Agreement. If any sums are withheld pursuant to this provision, the Company shall remit the sums so withheld to and file the required forms with the Internal Revenue Service or other applicable government agency and, in the event of any claimed over-withholding, each Member shall be limited to an action against the Internal Revenue Service, or other applicable government agency for refund and hereby waives any claim or right of action against the Company or the Manager on account of such withholding. Furthermore, if the amounts required to be withheld exceed the amounts which would otherwise have been distributed to such Member, such Member shall contribute any deficiency to the Company within ten (10) days following notice from the Manager. If such deficiency is not contributed within such time, any non-contributed amounts shall be considered a demand loan from the Company to such Member, with interest equal to the Applicable Rate, which interest shall be treated as an item of Company income, until discharged by such Member by repayment. Such demand loan shall be repaid, without prejudice to other remedies at law or in equity that the Company may have, out of distributions to which the debtor Member would otherwise be subsequently entitled under this Agreement.

6.5.   **TERMINATION OF PROFIT INTEREST**. The Members shall not terminate the Profit Interests except upon the resignation of FBC as Manager or the removal of FBC pursuant to Section 3.16 for fraud. In the event of a termination of the Profit Interest pursuant to this Section, the Company shall (i) pay the Profit Members, within ninety (90) days of the termination, an amount equal to the accrued value of the Profit Interest as of the time of such termination, or (ii) convert the Profit Interest into an Interest commensurate with such accrued value. The Company shall implement the provisions of this paragraph on such fair and equitable terms as may be approved by a Majority in Interest after consultation with the Profit Members.

ARTICLE 7
CHANGES IN MEMBERSHIP

7.1.   **TRANSFER**. Except as provided in Section 7.6 below, no Member may transfer, sell, encumber, mortgage, assign or otherwise dispose of (each, a "**Transfer**") any portion of such Member's Interest in the Company, except with the consent of a Majority in Interest; provided, that, a Member shall have the right to transfer, directly or indirectly, its Interest to a trust in which it is trustee for the benefit of such Member and/or such Member's spouse and/or issue (a "**Trust Transfer**"); provided, that such Trust Transfer shall be expressly conditioned upon the transferor of any such interest maintaining, at all times, all decision-making authority with respect to such transferred interest, including all voting and consent rights with respect thereto. If a Member who is a natural person dies, or is adjudged incompetent, the Member's executor, administrator, guardian, conservator, or legal representative may exercise the rights of the Member under this Agreement for purposes of administering the Member's property or settling the Member's estate. If a Member is a corporation, trust, or other entity, and is dissolved or terminated, the Member's legal successor or representative may exercise its rights. Except as provided in Section 7.6 below, or in connection with a Trust Transfer, no transferee, and no such executor, administrator, guardian, conservator, representative, or successor, shall become a substituted Member without the consent of a Majority in Interest.

7.2.   **TRANSFER VOID**. Any purported Transfer of a Member's Interest in the Company in contravention of this Article 7 shall be **VOID AB INITIO** and of no force or effect.

7.3.   **EFFECTS OF TRANSFER**. Notwithstanding any other provision hereof, the Transfer of all or any portion of a Member's Interest in the Company which is permitted pursuant to Section 7.1 herein will take effect on such date as may be established by the Manager (otherwise on the first day of the

month following approval of such Transfer by the Manager or a Majority in Interest, as applicable) and after execution of an instrument providing, among other things, for the transferee's acceptance and adoption of the terms and provisions of this Agreement in a form established for such purpose by the Manager (otherwise after execution of a counterpart of this Agreement by the transferee). Any permitted transferee of an Interest in the Company shall take subject to the restrictions on Transfer imposed by this Agreement.

7.4.   **ADDITIONAL MEMBERS**. After obtaining the written consent of a Majority in Interest, the Manager may admit additional Members and grant them a Percentage Interest in the Company in consideration of Capital Contributions equal to the fair market value of the Interests issued to the additional Members as determined by the Manager.

7.5.   **RESERVED.**

7.6.   **PERMITTED TRANSFERS**. Notwithstanding anything in this Agreement to the contrary, any Member may Transfer (but not encumber or mortgage) all or any portion or part of such Member's Interest in the Company to: (a) an Affiliate of such Member, or (b) any other Member, or Affiliate of such other Member, in each case, without the necessity of obtaining consent. Additionally, if the transferee is an Affiliate of the transferring Member or an Affiliate of another Member, such Affiliate shall automatically become substituted Member upon such transferee's execution of joinder to this Agreement. For purposes of this Section 7.6, the Profit Members' Profit Interest shall be deemed to be an "**Interest**" in the Company.

7.7.   **TAG ALONG/DRAG ALONG**.

(a)   Tag-Along Option. In the event that the Control Members elect to Transfer the entirety of their collective Interest in the Company, Manager shall deliver written notice of such intended Transfer to the other Members, and such other Members shall have the right and option, for a period ending ten (10) Business Days following the delivery of such notice to elect to cause such Transfer to be conditioned upon each such other Members' Interest in the Company being transferred on the same terms as are applicable the Control Member's Interests.

(b)   Drag-Along Rights. In the event that the Control Members desire to Transfer the entirety of their collective Interest in the Company pursuant to a bona fide third party offer that requires, among other things, the Transfer of 100% of the Interests of all of the Members, the Control Members shall have the right to cause the other Members to cooperate fully with the Control Members and to Transfer all of such other Members' Interest in the Company to such bona fide third party upon the same terms and conditions as are applicable to the Control Members' Interests. Further to the foregoing, each Member hereby grants to the Manager without further action by such Members an irrevocable power of attorney to effect such the Transfer contemplated by this Section 7.7(b) on behalf of such Members with full power to execute, complete and deliver in the name and on behalf of such Members all such documents and agreements as are required of all Members in order to consummate the contemplated Transfer.

ARTICLE 8
TERMINATION

8.1.   **TERMINATION OF THE COMPANY**. The Company shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a)   A determination by a Majority in Interest that the Company should be dissolved (provided, if FBC is the Manager, a Majority in Interest shall have first afforded FBC a reasonable

opportunity to negotiate the purchase of the Property from the Company on terms reasonably acceptable to a Majority in Interest).

(b)   Unless continuation of the Company is deemed appropriate by the Members for the purpose of a tax deferred exchange pursuant to Section 1031 of the Code, the sale of the Property and any other real property of the Company (provided that if the Company receives in whole or in part a note as consideration therefor, the Company shall not be dissolved or its business wound up until such note is repaid in full).

(c)   If compliance with the Act requires specification of an outside date, the date that occurs fifty (50) years following the date of formation of the Company.

8.2.   **EFFECT OF DISSOLUTION**. Upon dissolution, the Company shall cease carrying on its business, but the Company shall not be terminated and shall continue until the winding up of its affairs is completed.

8.3.   **WINDING UP AND CERTIFICATE OF CANCELLATION**. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or provided for, and all of the remaining property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, a Certificate of Cancellation shall be filed with the State of Delaware.

8.4.   **LIQUIDATION**. Upon the dissolution of the Company, the Company will immediately proceed to wind up its affairs and liquidate. The Manager or, if applicable, such other Person appointed by a Majority in Interest, will act as the liquidator. The winding up and liquidation of the Company will be accomplished in a business-like manner. A reasonable time will be allowed for the orderly liquidation of the Company and the discharge of liabilities to creditors. The proceeds of such liquidation shall be distributed in the manner set forth in Section 8.5 below.

8.5.   **PRIORITY OF PAYMENT**. The assets of the Company will be distributed in liquidation as follows:

(a)   To creditors by the payment or provision for payment of the debts and liabilities of the Company and the expenses of liquidation including, without limitation, any reserves therefore, as may be determined by the liquidator; and

(b)   the balance, if any, to the Members and the Profit Members in accordance with Sections 6.2 and 6.3.

8.6.   **NEGATIVE CAPITAL ACCOUNT**. No Member shall be required to contribute to the Company any negative account balance which may exist in its Capital Account upon termination or liquidation of the Company.

ARTICLE 9
MISCELLANEOUS

9.1.   **AMENDMENT**. Except for matters within the scope of the power-of-attorney set forth in Section 9.2, this Agreement may be modified or amended only with the written approval of a Majority in Interest. The right of a Majority in Interest to modify and amend this Agreement shall be unlimited and apply to all matters and circumstances, including, without limitation, implementing the provisions of clauses (i) and (ii) of the definition of Profits Interest. Notwithstanding the foregoing, any modification or

amendment of this Agreement which would have a material adverse effect on a Member's or Manager's Interest or rights shall require the unanimous written approval of all Members and Manager.

9.2. **POWER OF ATTORNEY**. Each Member and each Profit Member hereby grants to the Manager a power of attorney irrevocably making, constituting and appointing Manager, as the true and lawful attorney-in-fact for such Member or Profit Member, with full power of substitution, and with full power and authority to act in such Member's or Profit Member's name and on such Member's or Profit Member's behalf to make, execute, deliver, acknowledge, swear to, file and/or record any of the following:

(a) Any certificate, and any amendment to or restatement of any such certificate, which may be required to be filed in any jurisdiction in which the Company does business or owns property; and

(b) Any instrument or document which may be required to effect (i) the continuation of the Company, (ii) the admission to the Company of any additional or substituted Member (including any amendment to this Agreement required as a result thereof) which is permitted under this Agreement, or (iii) the dissolution or termination of the Company, provided that such action is being taken in compliance with the provisions of this Agreement;

9.3. **COMPUTATION OF TIME PERIODS**. All periods of time referred to in this Agreement shall be calendar days, unless the period of time specifies Business Days, provided that if the date or last date to perform any act or give any notice or approval shall fall on any day that is not a Business Day, such act or notice may be timely performed or given on the next succeeding Business Day.

9.4. **FURTHER ASSURANCES**. The Parties agree to perform such further acts and to execute and deliver such additional documents and instruments as may be reasonably required in order to carry out the provisions of this Agreement and the intentions of the Parties.

9.5. **BINDING EFFECT**. Subject to the restrictions on Transfer set forth in Article 7, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

9.6. **GOVERNING LAW; VENUE**. This Agreement shall be governed, interpreted, construed and enforced in accordance with the laws of the State of Delaware. Any legal suit, action or proceeding against a Party arising out of or relating to this Agreement shall be instituted in any federal or state court in Orange County, California, and each Member waives any objection which it may now or hereafter have to the venue of any such suit, action or proceeding, and each Member hereby irrevocably submits to the jurisdiction of any such court in any suit, action or proceeding.

9.7. **ENTIRE AGREEMENT**. This Agreement constitutes the entire agreement between the Parties pertaining to its subject matter, and it supersedes all prior and contemporaneous agreements, representations, and understandings of the Parties. No supplement, modification, or amendment of this Assignment will be binding unless executed in writing by all necessary parties.

9.8. **RESERVED.**

9.9. **NOTICES**. All notices under this Agreement shall be given in writing by personal delivery, reputable overnight courier or delivery service, United States mail (certified receipt requested, postage prepaid) or by fax (with confirmation of receipt, followed by notice given by email or by one of the other methods permitted hereunder), and shall be deemed communicated when received if given by personal delivery, the next Business Day if by overnight courier, or the same day if before 5:00 p.m. Pacific

Time or the next day if after 5:00 p.m. Pacific Time if by fax with confirmation of receipt, followed by notice given by email or by one of the other methods permitted hereunder. Notices shall be addressed to a Party at the Party's address as shown on the records of the Company. Any Party may change its address by giving written notice thereof to the other Parties in accordance with the provisions of this Section 9.1. Delivery of routine communications, financial statements, reports, Schedule K-1s and the like may be made by email.

9.10.   **SEVERABILITY**. If any term, provision, covenant or condition of this Agreement is held to be invalid, void or otherwise unenforceable to any extent by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby, and each term, provision, covenant or condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

9.11.   **TIME. TIME IS OF THE ESSENCE WITH RESPECT TO EACH PROVISION OF THIS AGREEMENT.**

9.12.   **NO WAIVER**. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver, nor shall a waiver in any instance constitute a waiver in any subsequent instance. No waiver shall be binding unless executed in writing by the Party making the waiver.

9.13.   **HEADINGS**. The captions and paragraph headings used in this Agreement are inserted for convenience of reference only and are not intended to define, limit or affect the construction or interpretation of any term or provision hereof.

9.14.   **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which shall constitute an original hereof. Delivery of the executed Agreement may be accomplished by fax or email, and if so done, the faxed or scanned copy shall be deemed an executed original counterpart of the Agreement. All executed counterparts together shall constitute one and the same document, and any signature pages, including faxed and scanned copies thereof, may be assembled to form a single original document.

9.15.   **THIRD PARTIES**. The provisions of this Agreement are for the exclusive benefit of the Parties hereto and the Profit Members, and no other Person, including creditors of any Party hereto, shall have any right or claim against any Party by reason of those provisions or be entitled to enforce any of those provisions against any Party. No creditor of the Company or of a Member or either Manager may require a contribution to the capital of the Company or an advance to the Company to be solicited, or a distribution to be made, by the Company, nor may any creditor of the Company or a Member or either Manager enforce the obligation of a Member to make a contribution to the capital of the Company or an advance to the Company.

9.16.   **ATTORNEYS' FEES**. If the Company or any Party obtains a judgment against any Member in connection with a dispute arising under or in connection with this Agreement (whether in an action or through arbitration), such party shall be entitled to recover its court and arbitration costs, and reasonable attorneys' fees and disbursements incurred in connection therewith and in any appeal or enforcement proceeding thereafter, in addition to all other recoverable costs. Any such attorneys' fees and other expenses incurred by a party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.

9.17. **WAIVER OF PARTITION AND CERTAIN OTHER RIGHTS**. Each Member, by joining in the execution of this Agreement, does hereby knowingly and with advice of counsel, irrevocably waive any right or power that it might have to:

        (a)   cause the Company or any of its assets to be partitioned;

        (b)   request or receive the name and last known address of the other Members;

        (c)   compel any sale of all or any portion of the assets of the Company under any applicable law;

        (d)   seek to cause the Company to file a complaint or institute proceeding at law or in equity;

        (e)   cause the appointment of a receiver for all or any portion of the assets of the Company; or

        (f)   file a complaint, or to institute proceedings at law or in equity, to cause the dissolution or liquidation of the Company, other than in accordance with this Agreement.

9.18. **CONSTRUCTION**. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and ability to retain counsel to represent their interests.

9.19. **CERTAIN RULES OF CONSTRUCTION**. Whenever the words "**including,**" "**include**" or "**includes**" are used in this Agreement, they should be interpreted in a non-exclusive manner as though the words "**, without limitation,**" immediately followed the same. When required by the context, the singular includes the plural the plural includes the singular, and the masculine, feminine and neuter genders include any or all of the same. Unless otherwise specified in this Agreement, all Section, Article and Exhibit references in this Agreement refer to Sections, Articles and Exhibits of this Agreement. The Exhibits attached to this Agreement are a part of and are hereby incorporated into this Agreement as if set forth herein in full.

9.20. **REPRESENTATIONS AND WARRANTIES OF THE MEMBERS**. Each Member hereby represents and warrants to the Company and the other Parties, with the understanding that such representations and warranties are material considerations for the Company to permit each Member to acquire its Interest, that such Member (i) has acquired its Interest for itself for investment purposes only, and not with a view to any resale or distribution of such Interest, no other Person has any interest in or right with respect to the Interest issued to such Member, nor has such Member agreed to give, sell, convey to, or transfer to, any Person all or any portion of such Interest or right in the future, (ii) has been advised and understands that no public market presently exists as to the Interests and no representation has been made that such a market will ever exist, and such Interest has not been and will not be registered under the Securities Act of 1933 or any applicable state securities laws and, therefore, cannot be resold unless such Interest is registered under the Securities Act and all applicable state securities laws, or unless exemptions from registration are available, (iii) qualifies under currently-effective Rule 501 of Regulation D of the Securities Act of 1933 including, without limitation, all applicable net worth requirements, as an "**Accredited Investor,**" (iv) has a pre-existing personal or business relationship with the Company or its officers, Manager, or principal Interest holders, or, by reason of such Member's business or financial experience, or the business or financial experience of such Member's financial advisors (who are not

affiliated with the Company), has, or could be reasonably assumed to have, such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company, and the capacity to protect such Member's own interest in connection with the acquisition of the Interest, (v) is familiar with the financial condition and prospects of the Company's business, and has discussed (or had the opportunity to discuss) with the Company the Company's current and intended activities, (vi) understands and agrees that its Interest is a security of the kind such Member wishes to purchase and hold for investment, and that the nature and amount of the Membership Interest is consistent with such Member's investment program, and (vii) it has not received any advertisement or general solicitation with respect to the sale of the Interests. Each Member further acknowledges that the Company and the Manager have made available to such Member, at a reasonable time prior to its acquisition of its Interest, the opportunity to ask questions and receive answers concerning the terms and conditions of such acquisition and to obtain any additional information which the Company and/or the Manager possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company and the Manager in connection with such acquisition. Each Member further represents and warrants to the Company and the other Parties that, as of the signing of this Agreement:

(a)   If other than an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction where it purports to be organized;

(b)   Unless disclosed to the Manager in writing on or prior to the date hereof, it is a United States person (as defined in Section 7701(a) of the Code);

(c)   It has full power and authority to enter into and perform this Agreement;

(d)   All actions necessary to authorize the signing and delivery of this Agreement, and the performance of obligations under it, have been duly taken;

(e)   This Agreement has been duly signed and delivered by a duly authorized officer or other representative of such Member (if such member is not an individual) and constitutes the legal, valid and binding obligation of such Member enforceable in accordance with its terms (except as such enforceability may be affected by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies is subject to judicial discretion);

(f)   No consent or approval of any other Person is required in connection with the signing, delivery and performance of this Agreement by such Member;

(g)   The signing, delivery and performance of this Agreement do not violate the organizational documents of such Member (if such member is not an individual) or any material agreement to which such Member is a party or by which it is bound.

(h)   Before acquiring any Interest, each Member has investigated the Company and the Company's business, each Member acknowledges that the Company has made available to it all information necessary for it to make an informed decision to acquire a Membership Interest, and each Member considers itself to be a Person possessing experience and sophistication as an investor adequate for the evaluation of the merits and risks of such Member's investment in the Company;

(i)   Each Member acknowledges that, except as stated in this Agreement, no oral or written promises or representations with respect to the Company or Property have been made to it by Company, Manager, any other Member or their representatives;

(j)   Each Member understands the meaning and consequences of the representations, warranties, and covenants made by such Member set forth herein, that the Company has relied upon such representations, warranties and covenants, that each Member shall indemnify, defend, protect and hold harmless the Company, Manager, each other Member and their representatives from and against any and all demands, claims, losses, damages, expenses, liabilities, suits, fines, penalties, taxes, and all other monetary impositions (including attorneys' fees and all other court costs and out of pocket expenses arising from or related in any manner thereto) arising out of the breach and/or inaccuracy of any such representation, warranty and/or covenant, and that all representations, warranties and covenants in this Agreement survive this Agreement's execution and the Company's formation and liquidation.

(k)   No Member (or if such Member is not an individual, any such Member's underlying beneficial owners): (i) has engaged in any dealings or transactions, directly or indirectly, (a) in contravention of any U.S., international or other anti-money laundering regulations or conventions, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, Trading with the Enemy Act (50 U.S.C. § 1, et seq., as amended), any foreign asset control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 and the regulations promulgated thereunder (collectively, the "**Patriot Act**"), or any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control ("**OFAC**"), or (b) is in contravention of Executive Order No. 13224 issued by the President of the United States on September 24, 2001 (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), as may be amended or supplemented from time to time ("**Executive Order 13224**") or (c) on behalf of terrorists or terrorist organizations, including those persons or entities that are included on any relevant lists maintained by the United Nations, North Atlantic Treaty Organization, Organization of Economic Cooperation and Development, OFAC, Financial Action Task Force, U.S. Securities & Exchange Commission, U.S. Federal Bureau of Investigation, U.S. Central Intelligence Agency, U.S. Internal Revenue Service, or any country or organization, all as may be amended from time to time; and (ii) is or will be a person or entity (w) that is listed in the Annex to or is otherwise subject to the provisions of Execute Order 13224, (x) whose name appears on OFAC's most current list of "**Specifically Designed Nationals and Blocked Persons,**" (which list may be published from time to time in various mediums including, but not limited to, the OFAC website, http:www.treas.gov/ofac/t11sdn.pdf), (y) who commits, threatens to commit or supports "**terrorism**", as that term is defined in Executive Order 13224, or (z) who has been associated with or is otherwise affiliated with any entity or person listed above.

9.21.   **CERTIFICATES OF INTERESTS**. The Manager may (but shall not be required to) authorize the issuance of certificates in such form and with such signatures as the Manager may determine to evidence the Interests of the Members and the Profit Members in the Company.

9.22.   **CONFIDENTIALITY**. Each Member and Profit Member agrees to maintain the confidentiality of the Company's records and affairs, agrees not to provide to any other person copies of any financial statements, tax returns or other records or reports provided or made available to it, and agrees not to disclose to any other person any information contained therein, without the express prior written consent of the Manager; provided, that each Member and Profit Member may make disclosure and may provide financial statements, tax returns and other records (i) to its accountants, internal and external auditors, legal counsel, financial advisors and other fiduciaries and representatives as long as it instructs such persons to maintain the confidentiality thereof and not to disclose to any other person any information contained therein, (ii) if, and to the extent, required by law, including judicial or administrative order

(provided, that, to the extent possible, the Company is given prior notice to enable it to seek a protective order or similar relief), and (iii) in order to enforce its rights under this Agreement.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

MANAGER:

FAIRBROOK COMMUNITIES, LLC
a Nevada limited liability company

By: _____
        Name: Matthew A. Walters,
        Title: Manager

CONTROL MEMBERS:

FAIRBROOK COMMUNITIES, LLC
a Nevada limited liability company

_____
Name: Matthew A. Walters
Title: Manager

SDC VENTURES, LLC
a Wyoming limited liability company

_____
Name: Charles Schaffer
Title: Manager

[NON-CONTROL MEMBER SIGNATURES ON FILE WITH MANAGER]

SCHEDULE 1
MEMBERSHIP ROSTER
as of
MAY 1, 2021

MEMBER	INITIAL CAPITAL CONTRIBUTION	PERCENTAGE INTEREST
FAIRBROOK COMMUNITIES LLC	$100,000.00	50.0%
SDC VENTURES LLC	$100,000.00	50.0%
TOTALS	$200,000	(i) 100.0%

SCHEDULE 2
PROFIT MEMBERS
as of
MAY 1, 2021

PROFIT MEMBER	PERCENTAGE PROFIT INTEREST
FAIRBROOK INVESTMENTS, LLC	72.0%
SDC VENTURES, LLC	28.0%
TOTALS	100%

EXHIBIT A
THE PROPERTY

Westbrook:

The Land referred to herein below is situated in the City of Riverside, County of Riverside, State of California, and is described as follows:

LOT 4 OF EL RINCON, IN THE CITY OF RIVERSIDE, COUNTY OF RIVERSIDE, STATE OF CALIFORNIA, AS SHOWN BY MAP ON FILE IN BOOK 11, PAGE(S) 85 AND 86 OF MAPS, RECORDS OF RIVERSIDE COUNTY, CALIFORNIA.

For conveyancing purposes only: APN 143-051-001-3

EXHIBIT C

Subscription Agreement

FB Riverside II GP, LLC

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

I, _____, hereby subscribe for and offer to purchase _____ Membership Interests ("Units") of FB Riverside II GP, LLC, a Delaware limited liability company (the "Company"), representing a capital contribution of $_____ to the Company ("the Commitment Amount"). The Units are being sold by the Company pursuant to a Regulation CF Form-C dated May 28, 2021 (the "Form-C"). The Units are subject to the terms and conditions set forth in the Company's Operating Agreement (the "Operating Agreement") attached as Exhibit B to the Form-C. Capitalized terms that are used but not defined in this Subscription Agreement have the meaning ascribed to them in the Operating Agreement. There is transmitted herewith as the subscription price for the Units the Commitment Amount above, by transfer to an account with the Escrow Agent as described in the Form-C.

References herein to "I," "me," the "undersigned" or the "Subscriber" mean the individual(s), trust, entity or other person subscribing for Units as indicated on the signature page to this Subscription Agreement.

1.	If the Subscriber is a corporation, trust, partnership, limited liability company or other artificial legal person: (a) the Subscriber was not formed for the express purpose of investing in the Units, (b) this investment has been duly authorized by all necessary corporate, trust, limited liability company, partnership or equivalent action on behalf of the Subscriber, and (c) the undersigned has full power and authority to act on behalf of the Subscriber.

2.	I have the requisite power and authority to purchase the Units, to enter into this Subscription Agreement and the Operating Agreement, and to perform all the obligations required to be performed hereunder. Neither my purchase of the Units nor the performance of my obligations under this Subscription Agreement and the Operating Agreement will contravene any law, rule, or regulation binding on me or any investment guideline or restriction applicable to me.

3.	**I have received, read and am familiar with the Operating Agreement, including without limitation those provisions relating to the terms of additional capital contributions, cash distributions to the holders of the Units and the allocations of profit and loss to such holders.** I hereby expressly adopt and agree to be bound by the terms and conditions of the Operating Agreement. I understand that, as described in the Form-C, the Manager and certain of its affiliates will receive substantial fees and compensation in connection with this offering and the construction, operation and sale of the Property.

4.	I am aware that the Operating Agreement, including specifically Section 3.7, contains modifications and variances from the statutory definitions of the duty of care and the duty of loyalty under the Delaware Revised Uniform Limited Liability Company Act. I hereby acknowledge that such modifications and variances to the duty of care and the duty of loyalty have been made and give my informed consent to the variances in said fiduciary duty in the Operating Agreement. I have been provided an opportunity to review these variances

with such legal counsel and others, each of whom has been independently selected by me, as I have found necessary to consult concerning this informed consent.

5. I am aware that no federal or state agency has made any finding or determination concerning the fairness for investment in, or any recommendation or endorsement of, the Units.

6. I am aware that the Units have not been registered under the Act or any state securities laws and, therefore, none of the Units can be resold unless they are registered under the Act and applicable state securities laws or unless an exemption from such registration requirements is available. I am aware that neither the Company nor the Manager has any obligation to effect any such registration with respect to any of the Units or to file for or comply with any exemption from federal or state registration requirements.

7. I am aware that no public market for the Units exists or will develop and that it may not be possible to liquidate this investment readily, if at all, in the case of an emergency or for any other reason. I represent that I have no need for liquidity with respect to this investment. I am further aware of the restrictions and conditions to any transfer of Units set forth in the Operating Agreement and that, in addition, other limitations may be imposed upon transfer of the Units by federal and applicable state securities laws and regulations.

8. I am a resident of the state set forth on the signature page of this Subscription Agreement. I have attained the age of majority as established in such state and in any event am under no disability with respect to entering into this Subscription Agreement.

9. I am buying the Units solely for the purpose of investment for my own account. I am not acquiring the Units with a view to distribution in connection with any resale or other disposition of said Units.

10. I am aware that the management and control of the Company shall rest solely with the Manager, and that I will have no right, in my capacity as a member of the Company, to participate in such management and control, except to the extent that members vote on certain limited matters as set forth in the Operating Agreement.

11. In making my investment decision I am relying solely on the information presented in the Form-C and the Operating Agreement and on no other documents or representations, whether written or oral.

12. **I understand and agree that none of the materials presented to me in connection with my investment, including, without limitation, the Form-C or any other documents or materials relating to the Property or the offering of Units, contain any representations or guaranties of the financial performance or results of operations of the Company, or provide any representations or guaranties as to the likely financial return from an investment in the Company. To the extent any of such materials contain projected future operating results or financial performance of the Company, I understand that such projections are based upon many assumptions which are not within the control of the Company, the Manager or their affiliates, and that such assumptions may or may not occur. I understand that if such assumptions do not occur as presently expected, such projections will not be accurate. Accordingly, I will not rely on these projections to indicate the actual results which might be realized.**

13. I understand that this subscription is irrevocable by me, but that it is not binding on the Company unless and until it is accepted by the Manager on behalf of the Company, as evidenced by its execution of this Subscription Agreement where indicated below.

14. I have been represented by such legal and tax counsel and others, each of whom has been independently selected by me, as I have found necessary to consult concerning this transaction. I, individually or through my "purchaser representative," as such term is defined under Rule 501 promulgated under the Act, have sufficient knowledge and experience in business and financial matters to evaluate the information set forth in the Form-C and the Operating Agreement, and the risks of the investment, and to make any informed investment

decision with respect thereto.

15.	The Manager has made available to me, my counsel and advisors, prior to the date hereof, the opportunity to ask questions of, and to receive answers from, the Manager, its employees and agents, concerning the terms and conditions of the offering and has afforded me access to all requested information, documents, financial statements, records and books (i) relative to the Units, the offering and an investment therein, and (ii) necessary to verify the accuracy of any information, documents, financial statements, records and books furnished. All materials and information requested by either me or my counsel, advisers or others representing me, including any information requested to verify any information furnished, have been made available and examined.

16.	I am aware that the Units are a speculative investment involving a high degree of risk, including, without limitation, the risks identified under "Risk Factors" in the Form-C.

17.	Neither I nor any of my Rule 506(d) Related Parties is a "bad actor" within the meaning of Rule 506(d) promulgated under the Act ("Rule 506(d)"). "Rule 506(d) Related Parties" means persons or entities covered by the "Bad Actor disqualification" provisions of Rule 506(d).

18.	By executing this Subscription Agreement, I hereby grant to the Manager a special power of attorney irrevocably making, constituting and appointing the Manager as my attorney-in-fact with power and authority to act in my name and on my behalf to execute, acknowledge and swear to all documents which the Manager deems necessary or appropriate to form the Company, bind me to the Operating Agreement, or for the furtherance of the business of the Company. The agreements, documents and instruments which may be executed in my name pursuant to the above power of attorney shall include, without limitation, the following:

a.	The Operating Agreement, any document required to be filed in any public office or with any public official in any jurisdiction to protect the limited liability of the members of the Company and any amendments to the foregoing which, under the laws of the State of Delaware or the laws of any other jurisdiction are required to be filed or which the Manager deems it advisable to file;

b.	Any other instrument or document which may be required to be filed by the Company in any public office or with any public official under the laws of any jurisdiction or by any government agency or which the Manager deems it advisable to file; and

c.	Any instrument or document which may be necessary or desirable to effect the amendments contemplated by the Operating Agreement.

19.	The special power of attorney I hereby grant:

a.	Is an irrevocable special power of attorney coupled with an interest, which shall survive my death or dissolution, and is limited to those matters herein set forth;

b.	May be exercised by the Managing Member acting alone by a facsimile or electronic signature of the Managing Member or by any one of the executive officers of the Managing Member, acting alone, or by listing all of the members executing any instrument with a single signature of the Managing Member or one of the executive officers of the Manager, acting as an attorney-in-fact for me and all such other members; and

c.	Shall survive any assignment by me of all or any portion of my Units, except that, where the assignee of Units has been approved by the Manager for admission to the Company as a substituted member, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

20.	I hereby agree to indemnify and hold harmless the Company, the Manager and each of their respective officers, directors, employees, agents and affiliated persons from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) which they, or any of them, may incur by reason of my failure to

fulfill any of the terms and conditions of this Subscription Agreement or by reason of my breach of any of my representations and warranties contained herein.

21.   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles concerning conflict of laws.

22.   The provisions of Section 9.13 of the Operating Agreement are incorporated herein by this reference.

23.   This Subscription Agreement may not be assigned by me without the prior written consent of the Company.

[*signature pages follow*]

CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

Under the penalties of perjury, I hereby certify that (i) the number provided below is my true, correct and complete Taxpayer Identification or Social Security Number; and (ii) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding under Code Section 3406(a)(1)(C). If I have been notified that I am currently subject to backup withholding, strike out the language under clause (2) above before signing.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date set forth under Subscriber's signature below.

Subscriber (if a natural person):

By: _____

Name: _____

Date: _____

(if Co-Signor is required):

By: _____

Name: _____

Date: _____

Subscriber (if an entity or trust):

By: _____

Entity: _____

Name: _____

Title: _____

Date: _____

For all Subscribers (whether natural person, entity or trust):

Address: _____

Telephone: _____

Email: _____

SSN/EIN: _____

State of Primary Residence (if different from above): _____

MANNER IN WHICH TITLE IS TO BE HELD: (Check one)

____ 1. Single Person

____ 2. Tenants in Common*

____ 3. Joint Tenants*

____ 4. Community Property

____ 5. Separate Property

____ 6. Trust

____ 7. Limited Liability Company

____ 8. Corporation

____ 9. Partnership

____ 10. 401(k) Plan/Pension Plan/Profit-Sharing Plan

____ 11. IRA/SEP IRA

____ 14. SD IRA (checkbook IRA)

____ 15. Other (explain) _____

* All signatures required.

ACCEPTANCE BY MANAGING MEMBER

Accepted on: _____

FB Riverside II GP, LLC, a Delaware limited liability company

By: Fairbrook Communities, LLC, a Nevada limited liability company, its Manager

By: _____
Matthew Walters, Manager

EXHIBIT D

Offering Page



FB RIVERSIDE II GP, LLC



FAIRBROOK COMMUNITIES LLC

SDCVENTURES

WESTBROOK APARTMENTS - 56 UNITS
Mitchel Avenue and Hole Avenue, Riverside, CA 92503

RIVERSIDE, CA

56 UNIT MULTIFAMILY DEVELOPMENT

$250,000 Co-GP EQUITY RAISE

$5,000/Unit $25,000 Min

WESTBROOK APARTMENTS

A 56-unit new multifamily development in Riverside, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country

Westbrook Apartment Homes is a new 56-unit multifamily development in Riverside, CA located within the core of California's Inland Empire. The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26M square feet of eCommerce related industrial and logistics space. Additionally, there is another 120M+ square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000-500,000 indirect jobs over the next 5 years. Relative to the current job base of 2M, this is a tremendous regional job increase of 25%-37.5%.

During 2020, the Inland Empire's apartment market was the best performing major metro in the country with 6.5% year over year rent increase and 3.2% vacancy, representing an extremely under supplied market. The La Sierra neighborhood, where the Westbrook project is located, has outperformed the region with rental growth upwards of 8% over the past few years. This growth is attributable to the aging and antiquated supply of housing, lack of new housing supply, strong demand for newer units, and nearby job growth. Additionally, the City of Riverside is undergoing a large-scale beautification project within the La Sierra neighbor increasing the area's appeal to families. With these factors in mind, Westbrook is well situated to capture a significant portion of the area's demand as tenants flock to new construction and upgrade from older properties in the market.

Westbrook's units come standard with desirable leasing amenities such as Granite Countertops, Stainless Steel Appliances, Gas Range/Oven, In-Unit Washer/Dryer, Built-in Microwave, Dishwasher and Refrigerator, Plush Carpeting in Bedrooms, Vinyl Wood Plank in Kitchen, Living & Bath Areas, Veranda / Covered Patio, Private Yards, Ceiling Fans, Patio Grill, Walk-In Closets, Air-Conditioning, Gas Heating, Pre-Wired for Cable, and High-Speed Community WiFi. Conveniently situated near jobs, shopping, and entertainment this family-oriented workforce housing development is ideally designed for the growing Inland Empire renter.

KEY INFORMATION

Property Type:	Mult-Family
Investment Profile:	Development
Targeted Investor IRR:	27%
Target Multiple:	2.3x
Preferred Return:	15%
Min Investment:	$25,000
Expected Hold/Sell:	3-5 Years





SDC VENTURES, LLC
Project Sponsor

SDC Ventures, LLC ("SDC") develops and finances real estate and renewable energy projects. The company's impact investment strategy focuses on socially conscious and green investments within lower-risk asset classes. SDC favors investments that combine tax-advantaged structures with consistent and reliable cash-flow. SDC has successfully developed over 150 renewable energy projects consisting of over 100 Gigawatt hours of solar electricity produced to date. SDC develops these projects with financial structures that maximize tax offsets, tax credits and bonus depreciation. Additionally, SDC is currently developing two apartment complexes in Riverside, CA consisting of 66 multi-family units. In total, the firm has successfully financed and developed over $60 million in real estate and renewable energy projects.

SDC's real estate arm seeks to develop and finance projects that are both lower in risk and provide the firm's investors with above average returns. To do this, SDC partners with development teams that have demonstrated a dependable and repeatable "secret sauce" in the form of deep submarket expertise, unique deal flow and/or construction methods and processes. SDC's focus is on submarkets that have a stable and growing job base, limited competition, and high barriers to entry.

CHARLES SCHAFFER
President and Founder of SDC Ventures, LLC

Mr. Schaffer is a mechanical engineer, financial expert, and serial developer of real estate and renewable energy projects. Mr. Schaffer founded SDC Ventures, LLC ("SDC") 18 years ago to pursue his love of Alternative Investing where he believes outsized returns can be achieved without a corresponding increase in risk. Under Mr. Schaffer's leadership, SDC has developed and financed over $60 million of commercial projects. Mr. Schaffer has successfully managed all aspects of the fund raising process and oversaw the origination and underwriting of all of the firm's commercial projects. Over the years Mr. Schaffer has demonstrated a keen eye for delivering financial results to stakeholders. Mr. Schaffer contributes his success largely to his mechanical engineering background which has provided him a rigorous framework and unique investment outlook.

TEAM

FAIRBROOK COMMUNITIES LLC
Developer and Construction Manager



Fairbrook Communities LLC ("Fairbrook") was founded by Matt Walters and James Walters to design, build, and manage middle-market apartment complexes. Fairbrook believes California's housing shortage is a generation opportunity within real estate. Short-term housing and apartment demand have been elevated to crisis levels due to the lack of supply. This lack of supply is particularly large and growing in the middle-market as new development, driven by institutional demand, continues to favor either high-end complexes or subsidized low-income projects. Fairbrook believes long-term apartment fundamentals will be supported by California's growing population and increasing replacement cost. The increase in replacement cost is being driven by more stringent environmental standards, scarcity of land available for development and inflation in the cost of materials and labor.

Fairbrook employs an owner-operator mindset that is primarily concerned with maximizing returns over the long-run. The team's strategy is to standardize the building design and construction process by reusing the same building plans, allowing for a continuous focus on cost and quality improvements. Fairbrook's team is hands-on throughout all project phases to ensure each project has the highest level of supervision.

Fairbrook's project inventory consist of infill sites located in California's Inland Empire. The Inland Empire was targeted for the area's enormous job growth opportunity through the eCommerce Industry. The area is the largest eCommerce employer in America and is suffering from a major lack of supply in housing.

FAIRBROOK PROJECTS
Under Construction:
Stonebrook Apartments - 38-Unit Multifamily Development, Riverside, CA
Pinebrook Apartments - 28-Unit Multifamily Development, Riverside, CA

Shovel Ready:
Westbrook Apartments - 56-Unit Multifamily Development, Riverside, CA
Arlington Commons - 102-Unit Multifamily Development, Riverside, CA

Future Projects:
Sierra Pines - 48-Unit Multifamily Development, Riverside, CA
Delfina at Devonshire - 62-Unit Multifamily Development, Hemet, CA
Portofino at Palm Springs - 102 Single Family Subdivision, Palm Springs, CA






BILL WALTERS, *Senior Managing Director of Fairbrook Communities LLC*

In 1978, Mr. Walters formed the Bill L. Walters Companies, with offices in Denver, Colorado and later Dallas, Texas and Atlanta, Georgia. His company was responsible for completing in excess of ten million square feet of newly constructed multi-tenant office buildings, retail shopping centers, athletic clubs, restaurants and hotels.

Mr. Walters was the architect of record on most of the projects. Walters CM, a general construction firm and wholly owned subsidiary of The Bill L. Walters Companies built all of the projects including core and shell and tenant improvements.

The Bill L. Walters Companies and various other wholly owned subsidiaries provided complete development functions such as Land Acquisitions, Entitlements, Tenant Leasing, Tenant Finish and Property Management.

The Company was involved in master planning and developing a number of large parcels of "raw land". Many involved annexations, zoning, and/or forming and funding improvement districts, such as water, sewer, parks and recreation, and streets.

Mr. Walters began his development career in the residential space through a wholly owned company, Sandpiper Homes, 1972 to 1978. Sandpiper built and sold 576 single family homes, 560 condominiums, and 340 cluster and townhomes in the Denver Metro-plex before he founded the Bill L. Walters Company.





MATT WALTERS, CFA
Managing Director, Fairbrook Communities LLC

Mr. Walters is an experienced finance, real estate, and investment professional. He is responsible for Fairbrook's project visioning, acquisitions, finance, and development activities. Prior to co-founding Fairbrook Communities LLC, Mr. Walters co-founded USDR Investment Management ("USDR") in 2009. USDR is a Private Equity Firm specializing in investing in Alternative Assets, including Real Estate. Mr. Walters was responsible for overseeing all aspects of the company's operating activities and investment process. During his tenure at USDR, the company managed and profitably invested a total of 300 million in committed capital. Mr. Walters earned a Bachelor of Science in Accounting from Pepperdine University and has earned the right to use the Chartered Financial Analyst Designation.

JAMES WALTERS
Managing Director, Fairbrook Communities LLC

Mr. Walters is a real estate development professional overseeing all aspects of the firm's business and is primarily responsible for Fairbrook's project design, entitlement and permitting processes. In 2019, Mr. Walters entitled four multi-family projects in the City of Riverside and coordinated architecture and engineering for final building permits. Part of his expertise includes value engineering the projects by coordinating the preferred method of each sub-contractor with the architect, civil engineer, and structural, mechanical, plumbing and electrical engineers. The portfolio of developments that Mr. Walters has entitled exceeds 200 apartments, with 66 units currently under construction in the City of Riverside. Prior to co-founding Fairbrook Communities, Mr. Walters received a Bachelor of Science with Academic Honors in Real Estate Development at the University of Southern California, where he was voted Team Captain of the NCAA Men's Water Polo Team for three years. Mr. Walters is a licensed California Broker, CA Lic. #2071589.

RICH GARTRELL, CPA
Chief Financial Officer, Fairbrook Communities LLC

Mr. Gartrell has over 40 years of experience as a Chief Financial Officer with extensive and specific experience with real estate acquisition, development, construction, leasing and sales. He has been responsible for the accounting, financial systems, loan administration for over 100 real estate operating and ownership entities which developed and constructed over 4.5 million square feet of residential, office and commercial projects. Mr. Gartrell managed over $450 million in acquisition, construction and permanent loans. Mr. Gartrell has extensive experience in construction loan administration and draw funding processes.

JSM CONSTRUCTION
General Contractor

JSM Construction, LLC was founded in 1994 by its President and Owner, Joseph Martinez. Under his leadership the team has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on several multifamily projects, including multiple Mid-Rise Apartment complexes in the City of Los Angeles, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in CA, AZ, and NV.


CA License B896642











▶ **Jessie Martinez**
V.P of Project Managment
"Trouble Shooter/Closer"
35 yrs. experience

▶ **Robert Wiley, CPA**
Chief Financial Officer
"Mr. Reliable"
20 yrs. experience

▶ **Eleni Gibens**
Project Manager
"Get it done."
30 yrs. experience

Partial Project Resume

RESIDENTIAL
54 Unit, 3-Story Apartment Complex
Los Angeles, CA
60-Unit Apartment Complex, 6-Stories
Beverly Hills, CA
45-Unit Apartment Complex 3-story
Los Angeles, CA
17-Unit, 2-Story, Apartment Complex
West LA, CA
15-Unit Condominium Complex, 2-story
Apply Valley, CA
5 Custom Homes
Extreme Slope/40-Ft Caissons
Laguna Beach, CA
3,500 Sq. Ft. Custom Home
Extreme Slope/40-Ft Caissons
Walnut, CA
45 Home Subdivision
Hisperia, CA
25 Home Subdivision
Hisperia, CA
35 Home Subdivision
Victorville, CA

GOVERNMENT & PUBLIC SECTOR
2- City of Los Angeles Warehouses
Los Angeles, CA
2- CalTrans Office Facilities
San Fernando, CA
Arizona Dept of Transportation Office
Tucson, Arizona
3 Convenience Stores
Tucson, Arizona
Phoenix Water & Power Office, 2-story
Downtown Phoenix
Edison Electric Office, 2-story
Downtown Phoenix
Madison Industries Office, 2-story
Downtown Phoenix

OIL & GAS
ExxonMobile Corporation
Chevron Corporation
Arco 3-State Free Standing Service
Station Canopy Contract
California, Arizona, Nevada ARCO Stations
Exclusive Multi-Year Contract
8-10 Canopies a Month for a Total of 500
Circle K Auto Center
Retail, Car Wash and 5 Subsidiary Auto
Service Structures
Colton CA
Shell Truck Stop
Jurupa Valley, CA
Arco Station, Convenience Store & Steel
Canopy
Las Vegas Strip, Nevada
76 Station – New Construction
Las Vegas, Nevada

HOTEL, RETAIL & OTHER
25-Story Hotel – Retrofit
Las Vegas Blvd, Downtown Las Vegas
50 Story Hotel
Concrete Floors, Reinforcement, and
50-Story Elevator Shafts (OTIS Elevators)
Downtown Los Angeles, CA
Convenience Store 3,500 Sq. Ft.
Belmont, CA

INDUSTRIAL
Cameron Office Park -2-Story
Medical Office Building
West Covina, CA
Two Cultivation Facilities, 10,000 Sq.
Irrigation System, Electric Systems,
Plumbing, HVAC, Advanced Security
Systems, Built Detached Decontamination
Room, Vault, Office Bldg
West Los Angeles, CA

DEVELOPER EXPERIENCE: The combined experience of the Fairbrook Communities' team spans 40 years of development experience. The development company was founded by Matthew Walters and James Walters with a key supporting role by Bill Walters. Fairbrook Communities is a multifamily apartment development company with the specific purpose of addressing California's housing shortage, particularly in the Inland Empire sub-market. The Walters team has combined experience in excess of ten million square feet of new construction in residential, multifamily, land development, office buildings, retail centers and hotel developments. With California's challenging re-zoning and entitlement process for multifamily apartments, we believe that the barrier to entry has given us a three- to five-year jump on competition that will deliver above average returns for our investors.

GENERAL CONTRACTOR EXPERIENCE: JSM Construction, based in West Covina, CA was founded in 1994 by its President and Owner, Joseph Martinez. Mr. Martinez has been in the construction industry for more than 40 years and has been a Licensed General Contractor for 25 years. Under Joe's leadership the company has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on 100's multifamily units, including traditional 2 and 3-story walk-up and Mid-Rise Apartment complexes Los Angeles and the Inland Empire, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in the state of California, Arizona, and Nevada.

TOP RANKED APARTMENT MARKET IN THE US: CoStar Analytics, a division of CoStar Realty Information, Inc. - the largest commercial real estate information and analytics provider in the U.S. noted "California's Inland Empire is one of the hottest multifamily markets in the US" citing apartment vacancy rates as low as 3.2% - a 15-year low for the region. Yardi Matrix' Winter 2020 Multifamily reports "Rents Top US Average" and cites solid population and employment gains despite chronic shortage of housing supply and expectation to continue to exceed the national average for rent growth.

TOP RANKED JOB GROWTH MARKET IN CALIFORNIA: Inland Empire's 10+ year trend as the fastest job growth market in California is continuing strongly. In JLL's Inland Empire Industrial Insight Report - Q4 2020 "The Inland Empire ends a banner year by setting another record [of industrial real estate absorption]" they note: The multi-year expansion of the industrial sector, supporting the significant rise in e-commerce and best ever port of Los Angeles and Long Beach container traffic, is fueling the year-to-date net absorption of 26M SF of industrial properties. Put into job terms, according to BOMA (Building Owners and Managers Association) labor statistics 2,132 full-time jobs are created for every 1M SF of Industrial space. This equals over 55,000 jobs created in the Inland Empire in 2020 - despite COVID-19's disruptions. And, at 3.5 members per household for average workers, that results in 190,000+ population growth for the region in 2020 alone. Additionally, there is over 120M square feet of industrial properties in various stages of development which are expected to add another 250,000 direct jobs and 250,000-500,000 indirect jobs over the next 5 years. The two largest ports on the West Coast are showing no foreseeable slowdown in volume as the eCommerce business continues to flourish. Housing for the workforce and the ancillary services and jobs that are created will continue to be a critical need for the region as our overall economy grows.

LIMITED SUPPLY AND STRONG LEASE-UP: California is the 5th largest economy in the world with a population of 40M people – larger than Canada. Southern California is home to over 22M people. The Inland Empire is a more affordable submarket than Los Angeles, Orange and San Diego Counties with a one-hour commute time. Since the 1970's California has had a growing housing shortage. Native job growth and the large influx of families support those jobs noted above is exacerbating the region's ability to keep pace with housing demand. In the last 12 months 2,383 market-rate apartments were delivered in the Inland Empire submarket, still the newly added supply consists of less than 1.5% of the total stock and trails the nation by 30 bps. There are 2302 units under construction and 15,600 in planning. The current number of units in planning falls well short of the amount needed to meet current demand let alone the new demand from all of the expected job and population growth over the next 5 years. This is evidenced by the Turtle Creek Apartments which were delivered just prior to the COVID shutdowns of 2020 and experienced a lease-up rate of over 28 units per month. For the purpose of the pro-forma Westbrook is assuming a conservative lease-up schedule averaging 13 units per month.

ATTRACTIVE DEVELOPMENT BASIS: The development is a standard two-story walk-up, stick-built construction that has been around for decades. The designs are repeatable and help reduce construction time and significantly reduces architecture and engineering costs. Our relationship with the GC will allow us to take advantage of value-engineering in the construction process to keep costs low and increase operational efficiencies. This translates to a faster return of capital and a higher overall return to the project's equity investors.

NEARBY MAJOR JOB CENTERS

MINUTES TO TOP EMPLOYERS & COMMUTABLE TO OVER 3.1 MILLION JOBS. The community is located within minutes of some of the largest employers in Riverside, including Kaiser (3,484 jobs), California Baptist University (2,385 jobs), Alvord Unified School District (1,800 jobs), UTC Aerospace Systems (1,200 jobs), and Parkview Community Hospital (897 jobs). Within a 15-, 30-, and 60-minute commute of Westbrook Apartments, there are approximately 201 thousand, 1.2 million, and 3.1 million jobs, respectively.

PRIME LOCATION WITH EASY ACCESS & GREAT VISIBILITY. Westbrook Apartments is conveniently located near multiple schools including La Sierra High School, Collett Elementary, and Wells Middle School. Every summer there is strong demand for the neighborhood from parents who want their children to be able to walk to school. Westbrook is a very short drive to premium shopping at Galleria at Tyler and the 91-Freeway. Over 22,000 cars per day pass by the site on Mitchel Avenue providing significant prospective tenant traffic.

MINUTES TO THE METROLINK TRAIN STATION. The community is located within minutes of the La Sierra MetroLink Station, providing easy access to all major Southern California Job centers and coastal lifestyle amenities.

Map labels

ANAHEIM 259,826+ Jobs

ONTARIO 96,804+ Jobs

POMONA 42,308+ Jobs

RANCHO CUCAMONGO 69,815+ Jobs

FONTANA 45,390+ Jobs

CORONA 70,692+ Jobs

SAN BERNARDINO 88,420+ Jobs

WESTBROOK APARTMENTS

REDLANDS 35,258+ Jobs

RIVERSIDE 124,564+ Jobs

MORENO VALLEY 35,398+ Jobs

WESTBROOK IS LESS THAN AN HOUR COMMUTE TO OVER 3.1 MILLION JOBS



THE INVESTMENT

SDC Ventures, LLC ("Sponsor") and Fairbrook Communities LLC ("Developer") are pleased to offer investors the opportunity to purchase up to $250,000 membership units, split into $5,000 membership units, split into $5,000 per Unit (a "Unit") and a minimum investment of $25,000 in FB Riverside II GP, LLC, a newly formed Delaware limited liability company (the "Company"). FB Riverside II GP, LLC is the General Partner of FB Riverside II, LLC and will be entitled to enhanced economics through various performance incentives related to the development, construction and operation of the Westbrook Apartments. The Company intends to use the proceeds of the offering to provide the required General Partner co-invest in FB Riverside II, LLC and to provide working capital reserves for the construction of the Westbrook project. FB Riverside II, LLC has been formed for the development, stabilization and operation of Westbrook Apartment Homes, a to-be-constructed 56-unit multifamily development in Riverside, CA (the "Property"). Fairbrook Communities, LLC, a Nevada limited liability company, the Developer, will serve as the manager of both the Company and FB Riverside II, LLC. The minimum investment amount is $50,000.

SAMPLE INVESTMENT: The table below shows the projected cash returns for each year of the investment period for a hypothetical investment of $25,000 in the Offering.

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Initial Investment	($25,000)					($25,000)
Project Cash Flow		$1,266	$1,792	$1,912	$1,217	$6,187
Net Refinance/Sale Proceeds		$19,915	$0	$0	$31,969	$51,884
TOTAL	**($25,000)**	**$21,181**	**$1,792**	**$1,912**	**$33,185**	**$33,071**
Targeted Cash Return on Net Investment		24.9%	35.2%	37.6%	23.9%	
Targeted Average Cash Return	30.4%					
Targeted Investor IRR	31.6%					
Targeted Investor Equity Multiple	2.3x					

DISTRIBUTION WATERFALL

FB Riverside II GP, LLC - Distribution Waterfall

Tier	Hurdle Rate (Up to)	Type	Co-GP	Sponsor
1	15.0%	IRR	100%	0%
2	17.5%	IRR	75%	25%
3	22.5%	IRR	50%	50%
4	Thereafter	IRR	10%	90%

The above distribution table is a summary. Please see the operating agreement to review the distribution language in its entirety.

PROJECT LEVEL FEES:

Project Administration	4% of Total Cost
LP Representative Fee	1.25% of Total Cost

The Manager is not taking any compensation from the Company, except for direct expenses associated with the operation and maintenance of the company. However, the Manager is taking fees at the project level as shown above. The LP Representative Fee will be paid to a third party representative of the LP.

ORGANIZATIONAL CHART



GP Organization

PROJECT LEVERED VS. PROJECT UNLEVERED RETURNS

Sources	Levered	Unlevered	Spread
Targeted IRR	43.3%	15.5%	21.8%
Targeted Equity Multiple	3.74x	1.85x	1.9x

The table above shows the impact of financing/leverage on the projects targeted IRR and targeted Equity Multiple.

PROJECT VS. INVESTOR RETURNS

Sources	Project Level	Net to Investor	Spread
Targeted Levered IRR	43.3%	31.6%	11.7%
Targeted Levered Equity Multiple	3.74x	2.32x	1.42x

The table above shows the impact of the promote and fees on the investor's targeted Net IRR and Net Equity Multiple.

FINANCING INFORMATION

Lender	Trez Capital
Loan Amount	$11,500,000
Interest Rate	7.4%
Guarantor	Fairbrook Principals

PRO-FORMA ASSUMPTIONS

PRO-FORMA ASSUMPTIONS	
Exit Cap..	4.25%
Exit Sales Cost..................................	1.00%
Exit NOI (Forward)............................	968,400
Exit Price...	22,785,871
Exit Price/Unit...................................	406,891
Sale Month..	60

Forward

Jun-26

5-YEAR FINANCIALS

PROFORMA Assumes Stabilized Rents	Current 2021	Year 1 2022	Year 2 2023	Year 3 2024	Year 4 2025	Year 5 2026
Gross Potential Rent	1,420,080	1,462,682	1,506,563	1,551,760	1,598,313	1,646,262
Economic Loss	(71,004)	(73,134)	(75,328)	(77,588)	(79,916)	(82,313)
Net Rental Income	1,349,076	1,389,548	1,431,235	1,474,172	1,518,397	1,563,949
Other Income	21,504	22,149	22,814	23,498	24,203	24,929
RUBS Income	38,976	40,145	41,350	42,590	43,868	45,184
Effective Gross Income	1,409,556	1,451,843	1,495,398	1,540,260	1,586,468	1,634,062
Operating Expenses	(463,660)	(476,004)	(488,687)	(501,718)	(515,108)	(528,866)
Net Operating Income	945,896	975,839	1,006,711	1,038,542	1,071,360	1,105,196
Less Capital Reserves	(11,200)	(11,536)	(11,882)	(12,239)	(12,606)	(12,984)
NOI after Capital Reserves	934,696	964,303	994,829	1,026,303	1,058,754	1,092,212
Yield on Cost	6.26%	6.46%	6.66%	6.87%	7.09%	7.32%

Westbrook Apartment Homes

UNIT MIX

UNIT MIX AND RENTS					AREA (SQ. FT.)		MONTHLY RENT		
BEDROOMS / BATHROOMS		DESCRIPTION	# UNITS	UNIT MIX	PER UNIT	TOTAL	PER UNIT	PER SQ. FT.	MONTHLY
1	1	Standard	24	42.9%	658	15,792	1,850	2.81	44,4
2	2	Standard	16	28.6%	902	14,432	2,250	2.49	36.0
2	2	Large Master Bedroom	16	28.6%	925	14,800	2,250	2.43	36.0
TOTALS/AVERAGES............			56	100.0%	804	45,024	$ 2,079	$ 2.59	$ 116,4

PROJECT SOURCES & USES

Sources	Amount	% of Total
Senior Debt	$11,500,000	75.5%
LP Equity	$3,080,000	20.2%
GP Equity	$650,000	4.3%
Total Sources	**$15,230,000**	**100.0%**

Uses	Amount	$/Unit
Land & Impact Fees	$3,830,000	$68,393
Hard Construction Costs	$8,507,000	151,911
Soft Costs	$1,692,000	30,214
Marketing & Leaseup	$124,000	2,214
Project Carry	$777,000	13,875
Project Working Capital Reserve	$300,000	5,357
Total Uses	**$15,230,000**	**271,964**
Project Working Capital Reserve	($300,000)	(5,357)
Net Project Cost	**$14,930,000**	**266,607**

WESTBROOK APARTMENTS

A 56-unit new multifamily development in Riverside, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country

Ground Break	Lease Up Begins	Complete Construction	Stabilization
JULY 2021	JULY 2022	SEPT 2022	NOV 2022



Westbrook Apartments

Neighborhood Amenities:
- Stater Brothers
- Rite Aid
- Bus Stops
- La Sierra MetroLink
- Tyler Galleria, (Nordstrom's, Macy's, Target, AMC Theater)
- Regional Kaiser Permanente Hospital
- 91 Freeway, Tyler St. Ext. & La Sierra Ext.
- 3 Million Jobs Within 1 Hour

CAL BAPTIST UNIVERSITY

TYLER GALLERIA

COLLETT ELEMENTARY

WESTBROOK APARTMENTS

KAISER HOSPITAL

LA SIERRA HIGH SCHOOL

METROLINK STATION

LA SIERRA UNIVERSITY

STATER BROTHERS & RITE AID

Google Earth

© 2018 Google
© 2018 NEGI
Image Landsat / Copernicus

1000 ft

APARTMENT CONSTRUCTION DETAILS:

STYLE: Garden style with covered surface parking
FOUNDATION: Spread footers with 4" inch concrete slab on grade
EXTERIOR WALLS: Wood frame with stucco siding and stone veneer
ROOF: Pitched with concrete title
CEILING HEIGHTS: 9'-0" AFF typical
FLOOR COVERINGS: Luxury vinyl plank flooring with plush carpeting

APARTMENT SITE DETAILS:

ACREAGE & DENSITY: 2.5 +/- Acres (22.5 Units / Acre)
BUILDINGS: (4) Two-story walk-up residential buildings and a one-story building for a clubhouse, gym, and leasing office.
PARKING SPACES: 103
PARKING RATIO: 1.17 per bedroom & 1.84 per unit
FLOOD ZONE: Not in flood or seismic zone

COMMUNITY AMENITIES:

- Controlled Access
- Clubhouse
- High-End Fitness Facility
- Pool and Spa
- BBQ Area
- Pet Wash & Dog Run
- Leasing Office
- Communitywide High-Speed WiFi
- EV Ready

UNIT AMENITIES:

- Upgraded Stainless Steel Appliances including Gas Range
- In-Unit Washer/Dryer
- Vinyl Plank Flooring in Living Areas
- Ultra-Plush Carpeting in Bedrooms
- Oversized Walk-In Closets
- Luxury Bathrooms with Dual Vanities in Master Bathroom
- Built-in Wall Safe



CLUBHOUSE & AMENITY PACKAGE



Westbrook Apartments
Conceptual Landscape Plan









Building A,B & D Unit - 101,104,105 & 108
658 Sq.ft.1 Bedroom - 1 Bath



Building A,B & D Unit - 102,103,106 & 107
Building C Unit - 101,102,103 & 104
901 Sq.ft.2 Bedroom - 2 Bath

RENT COMPS

	1	2	3	4	AVERAGES	5
						
ADDRESS	Turtle Creek	Metro Gateway	The Paseo	Lincoln Village		Westbrook
	4826 Van Buren	3411 Grande Vista	11520 Magnolia	3000 Van Buren		4862 Mitchel
CITY	Riverside	Riverside	Riverside	Riverside		Riverside
BUILT	2019	2017	2013	2020	2017	2021
UNITS	98	186	168	180	158	56
**ONE BEDROOM	ONE BATH UNITS**						
RENT	$1,789	$1,825	$1,810	$2,015	$1,860	$1,780
SQ.FT.	701	794	634	728	714	658
RENT/SF	$2.55	$2.30	$2.85	$2.77	$2.62	$2.71
**TWO BEDROOM	TWO BATH UNITS**						
RENT	$2,150	$2,310	$2,105	$2,270	$2,209	$2,150
SQ.FT.	1000	1167	972	851	998	914
RENT/SF	$2.15	$1.98	$2.17	$2.67	$2.24	$2.35

RECENT SALES



THE MOGHAREBI GROUP
Multifamily · Investment Banking

Property Name & Address	Yr Built	Units	Size (sf)	Price	Price/Unit	Price/SF	CAP	STATUS	Mix	Plan
Mitchell Place 35995 Mitchell Rd Murrieta, CA 92562	2019	230	263,550	$78,250,000	$340,217	$296.91	4.16%	10/30/20	42% / 25% / 17%	1x1 / 2x2 / 2x2.5 / 3x3
The Crossings at Chino Hills 15101 Fairfield Ranch Chino, CA 91709	2018	346	386,128	$130,000,000	$375,723	$336.68 est	4.28% est	10/13/20	15% / 65% / 21%	1x1 / 2x1 / 2x2 / 3x2
Arte Apartments 10130 Foothill Blvd Rancho Cucamonga, CA 91730-6920	2019	182	174,804	$68,000,000	$373,626	$389.01	4.27% est	3/18/20	56% / 3% / 38% / 3%	1x1 / 2x1 / 2x2 / 3x2
Canyon Crest Views 5253 EL Cerrito Drive Riverside, CA 92507	1982	178	212,292	$53,500,000	$300,562	$252.01	4.70%	8/20/19	6% / 70% / 24%	1x1 / 2x2 &x2.5 / 3x2 &2.5 / 3x2
Metro Gateway 3411 Grande Vista Parkway Riverside, CA 92503	2017	187	165,028	$60,000,000	$320,856	$363.57	4.09%	7/30/19	27% / 36% / 37%	0x1 / 1x1 / 2x2 / 3x2
Sunridge Pines 6653 Canary Pine Avenue Rancho Cucamonga, CA 91737	1988	247	287,149	$82,500,000	$334,008	$287.31	4.56%	6/12/19	2% / 48% / 27% / 23%	1x1 / 2x1 / 2x2 / 3x3
Promenade Terrace 451 Wellesley Drive Corona, CA 92879	1990	330	341,338	$99,000,000	$300,000	$290.04	4.75%	5/1/19	19% / 22% / 51% / 8%	1x1 / 2x2 / 2x2.5 / 3x2
Capriana at Chino Hills Apartments 16301 Butterfield Ranch Rd Chino Hills, CA 91709	2015	286	267,531	$95,500,000	$333,916	$356.97	4.60%	11/8/18	58% / 22% / 42%	1x1 / 2x2 / 2x2.5 / 3x2
The Angelica Rancho Cucamonga 7828 Day Creek Blvd Rancho Cucamonga, CA 91739	2005	270	257,089	$83,500,000	$309,259	$324.79	4.69% est	7/26/17	56% / 39% / 4%	1x1 / 2x1 / 2x2 / 2x2.5 / 3x2
Average					$332,019	$321.92	4.46%			



FB RIVERSIDE II GP, LLC


SDC VENTURES

(408) 410-1487

INVEST@SDCVENTURESLLC.COM

EXHIBIT E

Pro Forma Financial Projections

EXHIBIT E

Pro Forma Financial Projections

The pro forma financial projections set forth below are based on assumptions regarding future events and conditions that the Manager believes to be reasonable. Such assumptions are not within the control of the Manager, however, and if such assumptions are inaccurate, then the pro forma financial projections described herein will not occur. Accordingly, the projections set forth herein may or may not occur, and investors should therefore not rely on such projections in connection with a decision whether to invest in the Company.

Hypothetical Return on $50,000 Investment

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Initial Investment	($50,000)					($50,000)
Project Cash Flow		$2,532	$3,584	$3,825	$2,433	$12,374
Net Refinance/Sale Proceeds		$39,830			$63,938	$103,768
TOTAL	($50,000)	$42,363	$3,584	$3,825	$66,371	$66,142
Targeted Cash Return on Net Investment		24.9%	35.2%	37.6%	23.9%	
Targeted Average Cash Return	30.4%					
Targeted Investor IRR	31.6%					
Targeted Investor Equity Multiple	2.3x					

As stabilized operating pro forma cash flows

PROFORMA Assumes Stabilized Rents	Current 2021	Year 1 2022	Year 2 2023	Year 3 2024	Year 4 2025	Year 5 2026
Gross Potential Rent	1,420,080	1,462,682	1,506,563	1,551,760	1,598,313	1,646,262
Economic Loss	(71,004)	(73,134)	(75,328)	(77,588)	(79,916)	(82,313)
Net Rental Income	1,349,076	1,389,548	1,431,235	1,474,172	1,518,397	1,563,949
Other Income	21,504	22,149	22,814	23,498	24,203	24,929
RUBS Income	38,976	40,145	41,350	42,590	43,868	45,184
Effective Gross Income	1,409,556	1,451,843	1,495,398	1,540,260	1,586,468	1,634,062
Operating Expenses	(463,660)	(476,004)	(488,687)	(501,718)	(515,108)	(528,866)
Ground Lease Payment	0	0	0	0	0	0
Net Operating Income	945,896	975,839	1,006,711	1,038,542	1,071,360	1,105,196
Less Capital Reserves	(11,200)	(11,536)	(11,882)	(12,239)	(12,606)	(12,984)
NOI after Capital Reserves	934,696	964,303	994,829	1,026,303	1,058,754	1,092,212
Yield on Cost	6.26%	6.46%	6.66%	6.87%	7.09%	7.32%

EXHIBIT F

Written Communications – Test the Waters Campaign





FB Riverside II, LLC

Westbrook Apartments - 56 Unit Workforce Housing Project

Co-GP equity raise for the Westbrook Apartment development

$250K Equity

$250K
Equity

INDICATE INTEREST

PROJECT INFORMATION   **Q & A**

This is a Solicitation of Interest Only

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.
- A person's indication of interest involves no obligation or commitment of any kind.



**56 UNIT
MULTIFAMILY
DEVELOPMENT**

**$500,000
EQUITY RAISE**

$5,000/Unit

$25,000 Min

WESTBROOK APARTMENTS - 56 UNITS
Mitchel Avenue and Hole Avenue, Riverside, CA 92503

RIVERSIDE, CA

FB RIVERSIDE II, LLC



WESTBROOK APARTMENTS

A 56-unit new multifamily development in Riverside, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country

Westbrook Apartment Homes is a new 56-unit multifamily development in Riverside, CA located within the core of California's Inland Empire. The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26M square feet of eCommerce related industrial and logistics space. Additionally, there is another 120M+ square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000-500,000 indirect jobs over the next 5 years. Relative to the current job base of 2M, this is a tremendous regional job increase of 25%-37.5%.

During 2020, the Inland Empire's apartment market was the best performing major metro in the country with 6.5% year over year rent increase and 3.2% vacancy, representing an extremely under supplied market. The La Sierra neighborhood, where the Westbrook project is located, has outperformed the region with rental growth upwards of 8% over the past few years. This growth is attributable to the aging and antiquated supply of housing, lack of new housing supply, strong demand for newer units, and nearby job growth. Additionally, the City of Riverside is undergoing a large-scale beautification project within the La Sierra neighbor increasing the area's appeal to families. With these factors in mind, Westbrook is well situated to capture a significant portion of the area's demand as tenants flock to new construction and upgrade from older properties in the market.

Westbrook's units come standard with desirable leasing amenities such as Granite Countertops, Stainless Steel Appliances, Gas Range/Oven, In-Unit Washer/Dryer, Built-in Microwave, Dishwasher and Refrigerator, Plush Carpeting in Bedrooms, Vinyl Wood Plank in Kitchen, Living & Bath Areas, Veranda / Covered Patio, Private Yards, Ceiling Fans, Patio Grill, Walk-In Closets, Air-Conditioning, Gas Heating, Pre-Wired for Cable, and High-Speed Community WiFi. Conveniently situated near jobs, shopping, and entertainment this family-oriented workforce housing development is ideally designed for the growing Inland Empire renter.

KEY INFORMATION

Property Type:	Mult-Family
Investment Profile:	Development
Targeted Investor IRR:	24%
Preferred Return:	12%
Unit Price (min):	$25,000
Initial Cash on Cash:	11%
Expected Hold/Sell:	3-5 Years
Sponsor Co-Invest:	10%



SDC VENTURES, LLC
Project Sponsor



SDC Ventures, LLC ("SDC") develops and finances real estate and renewable energy projects. The company's impact investment strategy focuses on socially conscious and green investments within lower-risk asset classes. SDC favors investments that combine tax-advantaged structures with consistent and reliable cash-flow. SDC has successfully developed over 150 renewable energy projects consisting of over 100 Gigawatt hours of solar electricity produced to date. SDC develops these projects with financial structures that maximize tax offsets, tax credits and bonus depreciation. Additionally, SDC is currently developing two apartment complexes in Riverside, CA consisting of 66 multi-family units. In total, the firm has successfully financed and developed over $60 million in real estate and renewable energy projects.

SDC's real estate arm seeks to develop and finance projects that are both lower in risk and provide the firm's investors with above average returns. To do this, SDC partners with development teams that have demonstrated a dependable and repeatable "secret sauce" in the form of deep submarket expertise, unique deal flow and/or construction methods and processes. SDC's focus is on submarkets that have a stable and growing job base, limited competition, and high barriers to entry.

CHARLES SCHAFFER
President and Founder of SDC Ventures, LLC

Mr. Schaffer is a mechanical engineer, financial expert, and serial developer of real estate and renewable energy projects. Mr. Schaffer founded SDC Ventures, LLC ("SDC") 18 years ago to pursue his love of Alternative Investing where he believes outsized returns can be achieved without a corresponding increase in risk. Under Mr. Schaffer's leadership, SDC has developed and financed over $60 million of commercial projects. Mr. Schaffer has successfully managed all aspects of the fund raising process and oversaw the origination and underwriting of all of the firm's commercial projects. Over the years Mr. Schaffer has demonstrated a keen eye for delivering financial results to stakeholders. Mr. Schaffer contributes his success largely to his mechanical engineering background which has provided him a rigorous framework and unique investment outlook.

FAIRBROOK COMMUNITIES LLC
Developer and Construction Manager



Fairbrook Communities LLC ("Fairbrook") was founded by Matt Walters and James Walters to design, build, and manage middle-market apartment complexes. Fairbrook believes California's housing shortage is a generation opportunity within real estate. Short-term housing and apartment demand have been elevated to crisis levels due to the lack of supply. This lack of supply is particularly large and growing in the middle-market as new development, driven by institutional demand, continues to favor either high-end complexes or subsidized low-income projects. Fairbrook believes long-term apartment fundamentals will be supported by California's growing population and increasing replacement cost. The increase in replacement cost is being driven by more stringent environmental standards, scarcity of land available for development and inflation in the cost of materials and labor.

Fairbrook employs an owner-operator mindset that is primarily concerned with maximizing returns over the long-run. The team's strategy is to standardize the building design and construction process by reusing the same building plans, allowing for a continuous focus on cost and quality improvements. Fairbrook's team is hands-on throughout all project phases to ensure each project has the highest level of supervision.

Fairbrook's project inventory consist of infill sites located in California's Inland Empire. The Inland Empire was targeted for the area's enormous job growth opportunity through the eCommerce Industry. The area is the largest eCommerce employer in America and is suffering from a major lack of supply in housing.

FAIRBROOK PROJECTS
Under Construction:
Stonebrook Apartments - 38-Unit Multifamily Development, Riverside, CA
Pinebrook Apartments - 28-Unit Multifamily Development, Riverside, CA

Shovel Ready:
Westbrook Apartments - 56-Unit Multifamily Development, Riverside, CA
Arlington Commons - 102-Unit Multifamily Development, Riverside, CA

Future Projects:
Sierra Pines - 48-Unit Multifamily Development, Riverside, CA
Delfina at Devonshire - 62-Unit Multifamily Development, Hemet, CA
Portofino at Palm Springs - 102 Single Family Subdivision, Palm Springs, CA






MATT WALTERS, CFA
Managing Director, Fairbrook Communities LLC

Mr. Walters is an experienced finance, real estate, and investment professional. He is responsible for Fairbrook's project visioning, acquisitions, finance, and development activities. Prior to co-founding Fairbrook Communities LLC, Mr. Walters co-founded USDR Investment Management ("USDR") in 2009. USDR is a Private Equity Firm specializing in investing in Alternative Assets, including Real Estate. Mr. Walters was responsible for overseeing all aspects of the company's operating activities and investment process. During his tenure at USDR, the company managed and profitably invested a total of 300 million in committed capital. Mr. Walters earned a Bachelor of Science in Accounting from Pepperdine University and has earned the right to use the Chartered Financial Analyst Designation.

JAMES WALTERS
Managing Director, Fairbrook Communities LLC

Mr. Walters is a real estate development professional overseeing all aspects of the firm's business and is primarily responsible for Fairbrook's project design, entitlement and permitting processes. In 2019, Mr. Walters entitled four multi-family projects in the City of Riverside and coordinated architecture and engineering for final building permits. Part of his expertise includes value engineering the projects by coordinating the preferred method of each sub-contractor with the architect, civil engineer, and structural, mechanical, plumbing and electrical engineers. The portfolio of developments that Mr. Walters has entitled exceeds 200 apartments, with 66 units currently under construction in the City of Riverside. Prior to co-founding Fairbrook Communities, Mr. Walters received a Bachelor of Science with Academic Honors in Real Estate Development at the University of Southern California, where he was voted Team Captain of the NCAA Men's Water Polo Team for three years. Mr. Walters is a licensed California Broker, CA Lic. #2071589.

RICH GARTRELL, CPA
Chief Financial Officer, Fairbrook Communities LLC

Mr. Gartrell has over 40 years of experience as a Chief Financial Officer with extensive and specific experience with real estate acquisition, development, construction, leasing and sales. He has been responsible for the accounting, financial systems, loan administration for over 100 real estate operating and ownership entities which developed and constructed over 4.5 million square feet of residential, office and commercial projects. Mr. Gartrell managed over $450 million in acquisition, construction and permanent loans. Mr. Gartrell has extensive experience in construction loan administration and draw funding processes.

JSM CONSTRUCTION
General Contractor

JSM Construction, LLC was founded in 1994 by its President and Owner, Joseph Martinez. Under his leadership the team has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on several multifamily projects, including multiple Mid-Rise Apartment complexes in the City of Los Angeles, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in CA, AZ, and NV.



CA License B886642











▶ **Jessie Martinez**
V.P of Project Managment
"Trouble Shooter/Closer"
35 yrs. experience

▶ **Robert Wiley, CPA**
Chief Financial Officer
"Mr. Reliable"
20 yrs. experience

▶ **Eleni Gibens**
Project Manager
"Get it done."
30 yrs. experience

Partial Project Resume

RESIDENTIAL
54 Unit, 3-Story Apartment Complex
Los Angeles, CA
60-Unit Apartment Complex, 6-Stories
Beverly Hills, CA
45-Unit Apartment Complex 3-story
Los Angeles, CA
17-Unit, 2-Story, Apartment Complex
West LA, CA
15-Unit Condominium Complex, 2-story
Apply Valley, CA
5 Custom Homes
Extreme Slope/40-Ft Caissons
Laguna Beach, CA
3,500 Sq. Ft. Custom Home
Extreme Slope/40-Ft Caissons
Walnut, CA
45 Home Subdivision
Hisperia, CA
25 Home Subdivision
Hisperia, CA
35 Home Subdivision
Victorville, CA

GOVERNMENT & PUBLIC SECTOR
2- City of Los Angeles Warehouses
Los Angeles, CA
2-CalTrans Office Facilities
San Fernando, CA
Arizona Dept of Transportation Office
Tucson, Arizona
3 Convenience Stores
Tucson, Arizona
Phoenix Water & Power Office, 2-story
Downtown Phoenix
Edison Electric Office, 2-story
Downtown Phoenix
Madison Industries Office, 2-story
Downtown Phoenix

OIL & GAS
ExxonMobile Corporation
Chevron Corporation
Arco 3-State Free Standing Service
Station Canopy Contract
California, Arizona, Nevada ARCO Stations
Exclusive Multi-Year Contract
8-10 Canopies a Month for a Total of 500
Circle K Auto Center
Jurupa Valley, CA
Shell Truck Stop
Colton CA
Service Structures
Retail, Car Wash and 5 Subsidiary Auto
Arco Station, Convenience Store & Steel
Canopy
Las Vegas Strip, Nevada
76 Station – New Construction
Las Vegas, Nevada

INDUSTRIAL
Two Cultivation Facilities, 10,000 Sq.
Irrigation System, Electric Systems,
Plumbing, HVAC, Advanced Security
Systems, Built Detached Decontamination
Room, Vault, Office Bldg
West Los Angeles, CA
Cameron Office Park -2-Story
Medical Office Building
West Covina, CA

HOTEL, RETAIL & OTHER
25-Story Hotel – Retrofit
Las Vegas Blvd, Downtown Las Vegas
50 Story Hotel
Concrete Floors, Reinforcement, and
50-Story Elevator Shafts (OTIS Elevators)
Downtown Los Angeles, CA
Convenience Store 3,500 Sq. Ft.
Belmont, CA

DEVELOPER EXPERIENCE: The combined experience of the Fairbrook Communities' team spans 40 years of development experience. The development company was founded by Matthew Walters and James Walters with a key supporting role by Bill Walters. Fairbrook Communities is a multifamily apartment development company with the specific purpose of addressing California's housing shortage, particularly in the Inland Empire sub-market. The Walters team has combined experience in excess of ten million square feet of new construction in residential, multifamily, land development, office buildings, retail centers and hotel developments. With California's challenging re-zoning and entitlement process for multifamily apartments, we believe that the barrier to entry has given us a three- to five-year jump on competition that will deliver above average returns for our investors.

GENERAL CONTRACTOR EXPERIENCE: JSM Construction, based in West Covina, CA was founded in 1994 by its President and Owner, Joseph Martinez. Mr. Martinez has been in the construction industry for more than 40 years and has been a Licensed General Contractor for 25 years. Under Joe's leadership the company has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on 100's multifamily units, including traditional 2 and 3-story walk-up and Mid-Rise Apartment complexes Los Angeles and the Inland Empire, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in the state of California, Arizona, and Nevada.

TOP RANKED APARTMENT MARKET IN THE US: CoStar Analytics, a division of CoStar Realty Information, Inc. - the largest commercial real estate information and analytics provider in the U.S. noted "California's Inland Empire is one of the hottest multifamily markets in the US" citing apartment vacancy rates as low as 3.2% - a 15-year low for the region. Yardi Matrix' Winter 2020 Multifamily reports "Rents Top US Average" and cites solid population and employment gains despite chronic shortage of housing supply and expectation to continue to exceed the national average for rent growth.

TOP RANKED JOB GROWTH MARKET IN CALIFORNIA: Inland Empire's 10+ year trend as the fastest job growth market in California is continuing strongly. In JLL's Inland Empire Industrial Insight Report - Q4 2020 "The Inland Empire ends a banner year by setting another record [of industrial real estate absorption]" they note: The multi-year expansion of the industrial sector, supporting the significant rise in e-commerce and best ever port of Los Angeles and Long Beach container traffic, is fueling the year-to-date net absorption of 26M SF of industrial properties. Put into job terms, according to BOMA (Building Owners and Managers Association) labor statistics 2,132 full-time jobs are created for every 1M SF of Industrial space. This equals over 55,000 jobs created in the Inland Empire in 2020 - despite COVID-19's disruptions. And, at 3.5 members per household for average workers, that results in 190,000+ population growth for the region in 2020 alone. Additionally, there is over 120M square feet of industrial properties in various stages of development which are expected to add another 250,000 direct jobs and 250,000-500,000 indirect jobs over the next 5 years. The two largest ports on the West Coast are showing no foreseeable slowdown in volume as the eCommerce business continues to flourish. Housing for the workforce and the ancillary services and jobs that are created will continue to be a critical need for the region as our overall economy grows.

LIMITED SUPPLY AND STRONG LEASE-UP: California is the 5th largest economy in the world with a population of 40M people – larger than Canada. Southern California is home to over 22M people. The Inland Empire is a more affordable submarket than Los Angeles, Orange and San Diego Counties with a one-hour commute time. Since the 1970's California has had a growing housing shortage. Native job growth and the large influx of families support those jobs noted above is exacerbating the region's ability to keep pace with housing demand. In the last 12 months 2,383 market-rate apartments were delivered in the Inland Empire submarket, still the newly added supply consists of less than 1.5% of the total stock and trails the nation by 30 bps. There are 2302 units under construction and 15,600 in planning. The current number of units in planning falls well short of the amount needed to meet current demand let alone the new demand from all of the expected job and population growth over the next 5 years. This is evidenced by the Turtle Creek Apartments which were delivered just prior to the COVID shutdowns of 2020 and experienced a lease-up rate of over 28 units per month. For the purpose of the pro-forma Westbrook is assuming a conservative lease-up schedule averaging 13 units per month.

ATTRACTIVE DEVELOPMENT BASIS: The development is a standard two-story walk-up, stick-built construction that has been around for decades. The designs are repeatable and help reduce construction time and significantly reduces architecture and engineering costs. Our relationship with the GC will allow us to take advantage of value-engineering in the construction process to keep costs low and increase operational efficiencies. This translates to a faster return of capital and a higher overall return to the project's equity investors.

MINUTES TO TOP EMPLOYERS & COMMUTABLE TO OVER 3.1 MILLION JOBS. The community is located within minutes of some of the largest employers in Riverside, including Kaiser (3,484 jobs), California Baptist University (2,385 jobs), Alvord Unified School District (1,800 jobs), UTC Aerospace Systems (1,200 jobs), and Parkview Community Hospital (897 jobs). Within a 15-, 30-, and 60-minute commute of Westbrook Apartments, there are approximately 201 thousand, 1.2 million, and 3.1 million jobs, respectively.

PRIME LOCATION WITH EASY ACCESS & GREAT VISIBILITY. Westbrook Apartments is conveniently located near multiple schools including La Sierra High School, Collett Elementary, and Wells Middle School. Every summer there is strong demand for the neighborhood from parents who want their children to be able to walk to school. Westbrook is a very short drive to premium shopping at Galleria at Tyler and the 91-Freeway. Over 22,000 cars per day pass by the site on Mitchel Avenue providing significant prospective tenant traffic.

MINUTES TO THE METROLINK TRAIN STATION. The community is located within minutes of the La Sierra MetroLink Station, providing easy access to all major Southern California Job centers and coastal lifestyle amenities.

NEARBY MAJOR JOB CENTERS

ANAHEIM 259,826+ Jobs

ONTARIO 96,804+ Jobs

POMONA 42,308+ Jobs

RANCHO CUCAMONGO 69,815+ Jobs

FONTANA 45,390+ Jobs

CORONA 70,692+ Jobs

SAN BERNARDINO 88,420+ Jobs

WESTBROOK APARTMENTS

REDLANDS 35,258+ Jobs

RIVERSIDE 124,564+ Jobs

MORENO VALLEY 35,398+ Jobs

WESTBROOK IS LESS THAN AN HOUR COMMUTE TO OVER 3.1 MILLION JOBS



THE INVESTMENT

SDC Ventures, LLC ("Sponsor") and Fairbrook Communities LLC ("Developer") are pleased to offer investors the opportunity to purchase up to $500,000 of the total $5,300,000 in membership units, split into $5,000 per Unit (a "Unit") in FB Riverside II, LLC, a newly formed Delaware limited liability company (the "Company") of which Developer is the Manager. Additionally, the Sponsor and Developer combined shall invest at least 10% of the equity bringing the total equity amount to $5,900,000. The Company intends to use the proceeds of this offering to acquire a 100% ownership interest in FB Westbrook Prop, LLC, a newly formed Delaware limited liability company ("Property Owner"). The property Owner has been formed for the development, stabilization and operation of Westbrook Apartment Homes, a to-be-constructed 56-unit multifamily development in Riverside, CA (the "Property"). FB Riverside GP, LLC, a Delaware limited liability company and affiliate of the Sponsor and Developer will serve as the manager of both the Company and the Property Owner. The minimum investment amount is $25,000.

SAMPLE INVESTMENT: The table below shows the projected cash returns for each year of the investment period for a hypothetical investment of $25,000 in the Offering.

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Initial Investment	($25,000)					($25,000)
Project Cash Flow		$1,553	$1,993	$2,122	$2,259	$7,928
Net Refinance/Sale Proceeds		$16,586			$25,854	$42,440
TOTAL	($25,000)	$18,139	$1,993	$2,122	$28,113	$25,367
Targeted Cash Return on Net Investment		18.5%	23.7%	25.2%	26.8%	
Targeted Average Cash Return	23.6%					
Targeted Investor IRR	24.4%					
Targeted Investor Equity Multiple	2.0x					

DISTRIBUTION WATERFALL

Distributions from Net Operating Proceeds

Tier	Hurdle Rate (Up to)	Type	Investor	Promote
1	12%	IRR	100%	0%
2	Thereafter		60%	40%

Distributions from Net Capital Events

Tier	Hurdle Rate (Up to)	Type	Investor	Promote
1	12%	IRR	100%	0%
2	Thereafter		60%	40%

The above distribution table is a summary. Please see the operating agreement to review the distribution language in its entirety.

FEES:

Construction Management Fee	2% of Construction Contract
Project Administration	4% of Total Cost
Asset Management	2% of Total Revenue

ORGANIZATIONAL CHART



PROJECT LEVERED VS. PROJECT UNLEVERED RETURNS

Sources	Levered	Unlevered	Spread
Targeted IRR	30.11%	14.9%	15.2%
Targeted Equity Multiple	2.4x	1.8x	0.6x

The table above shows the impact of anticipated financing/leverage on the projects targeted IRR and targeted Equity Multiple.

PROJECT VS. INVESTOR RETURNS

Sources	Project Level	Net to Investor	Spread
Targeted Levered IRR	30.11%	24.4%	5.7%
Targeted Levered Equity Multiple	2.4x	2.0x	0.4x

The table above shows the impact of the promote and fees on the investor's targeted Net IRR and Net Equity Multiple.

ANTICIPATED FINANCING INFORMATION*

Lender	TBD
Loan Amount (Subject to change)	$10,000,000
Interest Rate (Subject to change)	8.00%
Guarantor	Fairbrook Principals

*Depending on the availability and expense of available financing options, the Sponsor and Developer may choose to use more or less senior construction debt or may contemplate using mezzanine debt and/or preferred equity to increase the returns available to the partnership. The Sponsor and Developer shall provide adequate notice and the opportunity to rescind commitments to all investors should the capital structure materially change.

PRO-FORMA ASSUMPTIONS

PRO-FORMA ASSUMPTIONS		
Exit Cap	4.25%	
Exit Sales Cost	1.00%	
Exit NOI (Forward)	963,662	Forward
Exit Price	22,674,402	
Exit Price/Unit	404,900	
Sale Month	60	May-26
Income Trend Factor	3.00%	
Expense Trend Factor	3.00%	
Vacancy Rate	5.00%	

Westbrook Apartment Homes

UNIT MIX

UNIT MIX AND RENTS

BEDROOMS / BATHROOMS		DESCRIPTION	# UNITS	UNIT MIX	AREA (SQ. FT.)			MONTHLY RENT		
BEDROOMS	BATHROOMS	DESCRIPTION	# UNITS	UNIT MIX	PER UNIT	TOTAL	PER UNIT	PER UNIT	PER SQ. FT.	MONTHLY
1	1	Standard	24	42.9%	658	15,792	1,780		2.71	42,7
2	2	Standard	16	28.6%	902	14,432	2,150		2.38	34,4
2	2	Large Master Bedroom	16	28.6%	925	14,800	2,150		2.32	34,4
TOTALS/AVERAGES			**56**	**100.0%**	**804**	**45,024**	$ **1,991**	$	**2.48**	$ **111,**

AMENITIES:

	(Units affected)				
Washers/dryers	56				
High-Speed Managed WiFi	56				25	1,4
TOTAL INCLUDING PREMIUMS					$	**2,016**	$	**2.51**	$ **112,**

Westbrook Apartment Homes

EXPENSES

STABILIZED EXPENSES (at today's prices)

	# of Employees	Annual Per Sq.Ft.		Annual Per Unit	Monthly Expense
SALARIES:					
Business Manager	1	$ 0.64	$	513	$ 2,395
Maintenance	1	0.55		439	2,050
Employee Rental Discount		0.48		384	1,793
TOTAL SALARIES		**$ 1.66**	**$**	**1,337**	**$ 6,239**
Advertising		$ 0.06	$	50	$ 233
Maintenance		0.75		600	2,800
Property Managegement Fee	3.00%	0.89		715	3,336
General & Admin		0.16		125	583
Utilities		0.93		750	3,500
Real Estate Taxes		3.71		2,981	13,913
Insurance		0.37		300	1,400
Turnover Costs		0.31		250	1,167
TOTAL APARTMENT EXPENSES		**$ 8.84**	**$**	**7,108**	**$ 33,171**
Replacement Reserve		0.19		150	700
Retail/Commercial Expenses		0.00		0	0

SOURCES & USES

Sources	Amount	% of Total
Senior Debt	$10,000,000	63.1%
Investor Equity	$5,270,000	33.2%
Sponsor Equity	$586,000	3.7%
Total Sources	**$15,856,000**	**100.0%**

Uses	Amount	$/Unit
Land & Impact Fees	$4,694,000	$83,821
Hard Construction Costs	$7,789,000	139,089
Soft Costs	$2,178,000	38,893
Marketing & Leaseup	$80,000	1,429
Project Carry	$790,000	14,107
Project Working Capital Reserve	$325,000	5,804
Total Uses	**$15,856,000**	**283,143**
Project Working Capital Reserve	($325,000)	(5,804)
Net Project Cost	**$15,531,000**	**277,339**

5-YEAR FINANCIALS

PROFORMA Assumes Stabilized Rents	Current 2021	Year 1 2022	Year 2 2023	Year 3 2024	Year 4 2025	Year 5 2026
Gross Potential Rent	1,355,040	1,395,691	1,437,562	1,480,689	1,525,109	1,570,863
Economic Loss	(67,752)	(69,785)	(71,878)	(74,034)	(76,255)	(78,543)
Net Rental Income	1,287,288	1,325,907	1,365,684	1,406,654	1,448,854	1,492,320
Other Income	16,800	17,304	17,823	18,358	18,909	19,476
RUBS Income	30,240	31,147	32,082	33,044	34,035	35,056
Effective Gross Income	1,334,328	1,374,358	1,415,589	1,458,056	1,501,798	1,546,852
Operating Expenses	(409,808)	(420,435)	(431,347)	(442,553)	(454,061)	(465,878)
Ground Lease Payment	0	0	0	0	0	0
Net Operating Income	**924,520**	**953,923**	**984,241**	**1,015,503**	**1,047,737**	**1,080,974**
Less Capital Reserves	(8,400)	(8,652)	(8,912)	(9,179)	(9,454)	(9,738)
NOI after Capital Reserves	**916,120**	**945,271**	**975,330**	**1,006,324**	**1,038,283**	**1,071,236**
Yield on Cost	**5.90%**	**6.09%**	**6.28%**	**6.48%**	**6.69%**	**6.90%**

LIMITED PARTNER CASH-FLOW

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Initial Investment	($5,300,000)					($5,300,000)
Project Cash Flow		$329,216	$422,620	$449,886	$478,910	$1,680,632
Net Refinance/Sale Proceeds		$3,516,241			$5,481,002	$8,997,243
TOTAL	**($5,300,000)**	**$3,845,457**	**$422,620**	**$449,886**	**$5,959,911**	**$5,377,875**
Targeted Cash Return on Net Investment		18.5%	23.7%	25.2%	26.8%	

Targeted Average Cash Return	23.6%
Targeted Investor IRR	24.4%
Targeted Investor Equity Multiple	2.0x

WESTBROOK APARTMENTS
A 56-unit new multifamily development in Riverside, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country





Ground Break — MAY 2021

Lease Up Begins — MAY 2022

Complete Construction — JULY 2022

Stabilization — SEPT 2022



Westbrook Apartments

Neighborhood Amenities:
- Stater Brothers
- Rite Aid
- Bus Stops
- La Sierra MetroLink
- Tyler Galeria, (Nordstrom's, Macy's, Target, AMC Theater)
- Regional Kaiser Permanente Hospital
- 91 Freeway, Tyler St. Ext. & La Sierra Ext.
- 3 Million Jobs Within 1 Hour

© 2021 BY SDC VENTURES, LLC

APARTMENT CONSTRUCTION DETAILS:

STYLE: Garden style with covered surface parking
FOUNDATION: Spread footers with 4" inch concrete slab on grade
EXTERIOR WALLS: Wood frame with stucco siding and stone veneer
ROOF: Pitched with concrete title
CEILING HEIGHTS: 9'-0" AFF typical
FLOOR COVERINGS: Luxury vinyl plank flooring with plush carpeting

APARTMENT SITE DETAILS:

ACREAGE & DENSITY: 2.5 +/- Acres (22.5 Units / Acre)
BUILDINGS: (4) Two-story walk-up residential buildings and a one-story building for a clubhouse, gym, and leasing office.
PARKING SPACES: 103
PARKING RATIO: 1.17 per bedroom & 1.84 per unit
FLOOD ZONE: Not in flood or seismic zone

COMMUNITY AMENITIES:

- Controlled Access
- Clubhouse
- High-End Fitness Facility
- Pool and Spa
- BBQ Area
- Pet Wash & Dog Run
- Leasing Office
- Communitywide High-Speed WiFi
- EV Ready

UNIT AMENITIES:

- Upgraded Stainless Steel Appliances including Gas Range
- In-Unit Washer/Dryer
- Vinyl Plank Flooring in Living Areas
- Ultra-Plush Carpeting in Bedrooms
- Oversized Walk-In Closets
- Luxury Bathrooms with Dual Vanities in Master Bathroom
- Built-in Wall Safe



CLUBHOUSE & AMENITY PACKAGE










Westbrook Apartments
Conceptual Landscape Plan



Building A,B & D Unit - 101,104,105 & 108
658 Sq.ft.1 Bedroom - 1 Bath



Building A,B & D Unit - 102,103,106 & 107
Building C Unit - 101,102,103 & 104
901 Sq.ft.2 Bedroom - 2 Bath

RENT COMPS

	1	2	3	4	AVERAGES	5
						
	Turtle Creek	**Metro Gateway**	**The Paseo**	**Lincoln Village**		**Westbrook**
ADDRESS	4826 Van Buren	3411 Grande Vista	11520 Magnolia	3000 Van Buren		4862 Mitchel
CITY	Riverside	Riverside	Riverside	Riverside		Riverside
BUILT	2019	2017	2013	2020	2017	2021
UNITS	98	186	168	180	158	56
**ONE BEDROOM	ONE BATH UNITS**						
RENT	$1,789	$1,825	$1,810	$2,015	$1,860	$1,780
SQ.FT.	701	794	634	728	714	658
RENT/SF	$2.55	$2.30	$2.85	$2.77	$2.62	$2.71
**TWO BEDROOM	TWO BATH UNITS**						
RENT	$2,150	$2,310	$2,105	$2,270	$2,209	$2,150
SQ.FT.	1000	1167	972	851	998	914
RENT/SF	$2.15	$1.98	$2.17	$2.67	$2.24	$2.35

RECENT SALES



Property Name & Address	Yr Built	Units	Size (sf)	Price	Price/Unit	Price/SF	CAP	STATUS	Mix	Plan
Mitchell Place 35995 Mitchell Rd Murrieta, CA 92562	2019	230	263,550	$78,250,000	$340,217	$296.91	4.16%	10/30/20	42% 25% 17% 17%	1x1 2x2 2x2.5 3x3
The Crossings at Chino Hills 15101 Fairfield Ranch Chino, CA 91709	2018	346	386,128	$130,000,000	$375,723	$336.68	4.28% est	10/13/20	15% 65% 21%	1x1 2x1 3x2
Arte Apartments 10130 Foothill Blvd Rancho Cucamonga, CA 91730-6920	2019	182	174,804	$68,000,000	$373,626	$389.01	4.27% est	3/18/20	56% 3% 38% 3%	1x1 2x1 2x2 3x2
Canyon Crest Views 5253 EL Cerrito Drive Riverside, CA 92507	1982	178	212,292	$53,500,000	$300,562	$252.01	4.70%	8/20/19	6% 70% 24%	1x1 2x2 &x2.5 3x2 &2.5
Metro Gateway 3411 Grande Vista Parkway Riverside, CA 92503	2017	187	165,028	$60,000,000	$320,856	$363.57	4.09%	7/30/19	27% 36% 37%	0x1 1x1 2x2
Sunridge Pines 6653 Canary Pine Avenue Rancho Cucamonga, CA 91737	1988	247	287,149	$82,500,000	$334,008	$287.31	4.56%	6/12/19	2% 48% 27% 23%	1x1 2x1 2x2 3x2
Promenade Terrace 451 Wellesley Drive Corona, CA 92879	1990	330	341,338	$99,000,000	$300,000	$290.04	4.75%	5/1/19	19% 22% 51% 8%	1x1 2x2 2x2.5 3x3
Capriana at Chino Hills Apartments 16301 Butterfield Ranch Rd Chino Hills, CA 91709	2015	286	267,531	$95,500,000	$333,916	$356.97	4.60%	11/8/18	58% 22% 42%	1x1 2x1 3x2
The Angelica Rancho Cucamonga 7828 Day Creek Blvd Rancho Cucamonga, CA 91739	2005	270	257,089	$83,500,000	$309,259	$324.79	4.69% est	7/26/17	56% 39% 4%	1x1 2x1 2x2.5 3x2
Average					$332,019	$321.92	4.46%			